Exhibit 99.2

As used herein, unless otherwise indicated or the context otherwise requires, references to:

●	“Al Shola Gas” are to Al Shola Al Modea Gas Distribution LLC, a UAE company.

●	“ASG Purchase Agreement” are to the Share Purchase Agreement, dated as of March 27, 2024, between QIND and Al Shola Gas, as amended by the Amendment Agreement in respect of the Share Purchase Agreement dated as of March 27, 2024, dated as of April 8, 2025, among QIND, Al Shola Gas, and Sanjeeb Safir, Safir Ahammed, and Mohamed Hilal Saeed Muroushad Almheiri.

●	“Bright Hydrogen Solutions” are to Bright Hydrogen Solutions Limited, a private limited company incorporated in Ireland and a wholly-owned subsidiary of the Company.

●	“Class A Ordinary Shares” are to the Company’s Class A ordinary shares with a nominal value of $0.0035 each.

●	“Closing” are to the closing of the transaction contemplated by the RU Share Exchange Agreement.

●	“DTC” are to The Depository Trust Company.

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

●	“Fusion Fuel,” “we,” “us,” “our,” the “Company,” or “our company” are to Fusion Fuel Green PLC, a public limited company incorporated in Ireland, including its consolidated subsidiaries.

●	“Fusion Fuel Green PLC” are to Fusion Fuel Green PLC, a public limited company incorporated in Ireland.

●	“Fusion Fuel Portugal” are to Fusion Fuel Portugal, S.A., a public limited company domiciled in Portugal.

●	“Ilustrato” are to Ilustrato Pictures International, Inc., a Nevada corporation.

●	“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board.

●	“Irish Companies Act” are to the Irish Companies Act 2014 (as amended).

●	“Irish Takeover Rules” are to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2022.

●	“JOBS Act” are to the U.S. Jumpstart Our Business Startups Act.

●	“LPG” are to liquified petroleum gas.

●	“Nasdaq” are to The Nasdaq Stock Market LLC.

●	“QIND” are to Quality Industrial Corp., a Nevada corporation and a majority-owned subsidiary of the Company.

●	“QIND Closing” are to the closing of the transactions contemplated by the QIND Purchase Agreement.

●	“QIND Ordinary Shares Consideration” are to 109,114 Class A Ordinary Shares.

●	“QIND Purchase Agreement” are to the Stock Purchase Agreement, dated as of November 18, 2024, among the Company, QIND, Ilustrato, and certain other stockholders of QIND (together with Ilustrato, the “QIND Sellers”).

●	“Royal Uranium” are to Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada.

●	“RU Representative Shareholders” are to certain of the RU Shareholders.

●	“RU Share Exchange Agreement” are to the Share Exchange Agreement, dated as of February 18, 2026, as amended on June 11, 2026, between the Company and the RU Shareholders.

●	“RU Shareholders” are to the parties to the RU Share Exchange Agreement that are shareholders of Royal Uranium.

●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002.

●	“SEC” are to the U.S. Securities and Exchange Commission.

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended.

●	“Securities Exchange” are to the sale of up to 100% of the issued and outstanding shares of Royal Uranium to the Company in exchange for up to 3,750,018 Class A Ordinary Shares or pre-funded warrants.

●	“Series A Preferred Shares” are to the Company’s Series A Convertible Preferred Shares with a nominal value of $0.0001 each.

●	“Series A Preferred Shares Conversion” are to conversion of the Series A Preferred Shares into 1,191,812 Class A Ordinary Shares, subject to adjustment, upon the later of (i) the Series A Conversion Shareholder Approval and (ii) the clearance of an initial listing application filed by the Company with Nasdaq.

●	“Series A Conversion Shareholder Approval” are to approval of the Company’s issuance of the underlying Class A Ordinary Shares by the Company’s shareholders in accordance with applicable Irish law.

●	“UAE” are to the United Arab Emirates.

●	“U.S. GAAP” are to generally accepted accounting principles in the United States.

The following risk factors update and supplement the risk factors disclosure contained in Item 3.D. of the Annual Report on Form 20-F filed by the Company with the SEC on May 7, 2026 (the “Annual Report”) as of July 22, 2026. Investors should consider this information and the other information contained in the Annual Report, including but not limited to, the matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements,” our financial information, the information contained in the Report on Form 6-K/A furnished with the SEC on February 18, 2026, and the Report on Form 6-K furnished with the SEC on July 22, 2026, and all exhibits thereto, before deciding whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our securities could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

An investor presentation that was posted to the Company’s website on May 27, 2026 is referenced in this discussion only for purposes of disclosing the factual context relating to the source of certain statements that are relevant to certain risk factors. Such presentation has not been filed with, or incorporated by reference into, any filing made by the Company with the SEC, and no statement contained therein is incorporated by reference herein.

Summary Risk Factors

Risks Related to Our Business

●	Our management has concluded that factors raise substantial doubt about our ability to continue as a going concern.

●	The Company’s recent restructuring efforts may fail to prevent the long-term continuation of its history of net losses.

●	The Company’s shift in business strategy may not yield the intended results.

●	The Company may face challenges in integrating QIND and realizing expected synergies.

●	The Company and QIND will incur substantial costs related to the merger and integration of their businesses.

●	If the Series A Preferred Shares Conversion and the consummation of the merger of QIND with the Company proceed, the new principal holders of the outstanding Class A Ordinary Shares will have substantial control over the Company which could limit other shareholders’ ability to influence the outcome of corporate matters and key transactions, including a change of control.

●	Our pursuit of strategic transactions and need for capital resources, including potential equity issuances, may dilute shareholders and adversely affect our business.

●	Our current level of indebtedness could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

●	Any credit or similar agreements into which we may enter in the future may restrict our operations, particularly our ability to respond to changes or to take certain actions regarding our business.

●	We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and we may be forced to significantly delay, scale back or discontinue our operations.

●	We have a substantial amount of goodwill and intangible assets on our balance sheet. Future write-offs of goodwill and intangible assets may have the effect of decreasing our earnings or increasing our losses.

●	Our business operations may be adversely affected by information systems interruptions or cybersecurity intrusions.

●	The success of our business depends on our ability to maintain and enhance our reputation and brand.

●	Our long-term success depends, in part, on our ability to operate and expand internationally, and our business is susceptible to risks associated with international operations.

●	Risks associated with climate change and other environmental impacts, and increased focus and evolving views of our customers, shareholders, and other stakeholders on climate change issues, could negatively affect our business and operations.

●	We may be adversely affected by the effects of inflation.

●	Relatively high interest rates may adversely impact our business.

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Claims, litigation, investigations, or other proceedings, including contractual disputes involving us or our subsidiaries, could result in monetary damages, settlement costs, operational restrictions, reputational harm, and uninsured losses.

●	During the course of the audit of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the Class A Ordinary Shares may be adversely impacted.

●	We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

●	If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

Risks Related to the Securities Exchange

●	The market price of the Company’s Class A Ordinary Shares following the Securities Exchange may decline as a result of the securities exchange.

●	The RU Shareholders collectively hold a majority of the voting power of the Company’s outstanding Class A Ordinary Shares, which could enable such shareholders to control the Company in ways that may adversely affect the interests of other shareholders.

●	Because the lack of a public market for the shares of Royal Uranium makes it difficult to evaluate the fairness of the Securities Exchange, shareholders of the Company may not have received the fair market value for their shares.

●	The Company’s ability to be successful following the Securities Exchange will depend upon the efforts of key personnel, and the loss of such persons could negatively impact operations and profitability.

●	The Company’s ability to recover losses arising from breaches of the RU Share Exchange Agreement is subject to significant contractual limitations.

●	If Nasdaq determines that the Securities Exchange constitutes a “change of control,” Nasdaq may issue a delisting determination because the Company did not file and clear an initial listing application with Nasdaq in connection with the transaction prior to the Closing.

Risks Related to Royal Uranium’s Royalty and Other Interests

●	The indicative valuation of Royal Uranium’s royalty portfolio is highly concentrated in a single royalty interest, is based on unverified data and assumptions that may prove inaccurate, and may not be indicative of the actual value of such royalties, which could result in a material overstatement of the value of the assets held by Royal Uranium.

●	Royal Uranium’s royalty and other interests involve material structural complexity – including diverse counterparties, non-uniform contractual terms, multi-entity holding structures, varying asset quality and development, and missing documentation of certain royalty interests – that could frustrate the Company’s ability to monitor, enforce, and realize the anticipated value of these interests.

●	Certain of Royal Uranium’s royalty interests have been impaired or written off due to abandonment or lapse of underlying mineral claims by operators, and similar events may occur with respect to other royalties in the portfolio.

●	The Company’s access to operational data and audit rights varies significantly across Royal Uranium’s royalty and other interests, and confidentiality obligations under certain royalty agreements may prevent the Company from disclosing material non-public information.

●	The Company will have no control over the operational decisions of owners and operators.

●	The Company may be unable to collect payments from owners and operators.

●	A majority of Royal Uranium’s royalties relate to assets that are non-producing.

●	A majority of Royal Uranium’s royalties relate to assets that are non-producing or do not have established mineral reserves under U.S. or Canadian disclosure standards.

●	Contractual rights to royalties and other interests may not be honored by operators of a project or other counterparties.

●	There may be defects in or disputes relating to the existence, validity, enforceability, terms and geographic extent of Royal Uranium’s royalties and other interests, which would prevent us from realizing the anticipated benefits from these interests.

●	Some of Royal Uranium’s royalty and other interests are subject to adverse buy-down right provisions, pre-emptive rights, or consent-to-assign restrictions, which may significantly reduce anticipated revenue from, or impair the transferability of, such interests.

●	Project costs may reduce Royal Uranium’s future royalty returns and the Company’s potential revenue from any resulting payments.

●	We may not realize benefits from Royal Uranium’s interests due to lack of financing available to owners and operators for the exploration, development and production of minerals and natural gas underlying Royal Uranium’s interests.

●	Physical risks relating to the development of any mineral assets underlying Royal Uranium’s royalties and other interests may significantly reduce any potential revenues from such interests.

●	Title, permit or licensing disputes related to any of the properties in which Royal Uranium holds royalties and other interests may adversely affect any anticipated benefits from such interests.

●	Excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties underlying Royal Uranium’s royalties and other interests may adverse effect any anticipated benefits from such interests.

●	Market prices and demand for uranium and the assets underlying Royal Uranium’s other royalty and other interests may be adversely affected as a result of geopolitical factors.

●	Changes in general economic, financial, market and business conditions in the industries in which uranium is used could adversely affect our future financial condition and results of operations.

●	Mineral and natural gas reserve and mineral and natural gas resource estimates are inherently uncertain, and actual results may differ materially from such estimates, which could have a material adverse effect on our future business, results of operations and financial condition.

●	Mining and natural gas companies may fail to replace mineral or natural gas reserves depleted by production, which could reduce the income the Company would have expected to receive from a particular mineral or natural gas royalty or other interest.

●	Public rejection of nuclear energy would have a material adverse impact on the Company’s anticipated business relating to Royal Uranium’s uranium royalties or similar interests.

●	The potential growth in alternatives to nuclear energy could adversely impact the market demand for uranium and revenues from royalties and other interests in uranium production.

●	The absence of a public market for physical uranium may disincentivize production and reduce royalty payments, which could have a material adverse effect on the future financial condition of the Company.

●	Natural gas exploration and production operations underlying Royal Uranium’s royalty interests are subject to extensive and evolving environmental laws and regulations that may materially reduce or delay potential royalty payments to the Company.

●	The value of Royal Uranium’s natural gas royalty interests depends in part on the availability and capacity of pipeline and other transportation infrastructure to move natural gas from production sites to processing facilities and end-use markets, and constraints on such infrastructure could materially reduce royalty revenues.

●	Natural gas prices are subject to extreme short-term volatility driven by weather patterns, seasonal demand fluctuations, and storage inventory levels, which could cause significant and unpredictable variations in the royalty revenues the Company could potentially receive from Royal Uranium’s natural gas interests.

●	Changes in legislation, including permitting and licensing regimes and taxation policies, could adversely affect any anticipated revenues from Royal Uranium’s royalties or similar interests.

●	The spread of illness or other public health emergencies could result in the delay, suspension or termination of exploration, development or operational activities at the projects underlying Royal Uranium’s royalty or other interests.

●	Commodities price risks may adversely affect anticipated revenue derived by the Company from Royal Uranium’s royalty and other interests.

●	The Company may fail to identify, negotiate, or complete future acquisitions of royalties and other interests on favorable terms, and any completed acquisitions may increase leverage or dilute existing shareholders, which could ultimately fail to benefit the Company.

●	The Company faces significant competition and pricing pressure in acquiring royalties and other interests.

●	Regulations and political or economic developments in any of the jurisdictions where properties in which Royal Uranium holds royalties and other interests are located may adversely impact the Company’s future financial condition and results of operations.

●	Royal Uranium’s obligation to issue additional shares under the Debt Settlement Agreement with Summit Royalties Ltd. may not be extinguished by the Securities Exchange, which could result in additional dilution for the Company.

●	Fluctuations in the market prices of uranium and natural gas could materially and adversely affect the Company’s results of operations, financial condition, and the value of its securities.

Risks Related to Our Alternative Energy Services

●	Our business may be adversely affected by execution risks in alternative energy projects and our dependence on third parties.

●	Our participation in joint ventures, reliance on project financing, and exposure to biomass-powered steam projects may adversely affect our business and results of operations.

●	The Company’s hydrogen infrastructure investment vehicle is dependent on a third-party investor that does not hold committed capital for any projects other than the initial approved project, and the €30 million deployment target may not be funded in full or at all.

●	Demand for alternative energy services is uncertain and dependent on government policies.

●	The Company will face intense competition in the alternative energy services sector.

●	Supply chain disruptions and cost increases could negatively impact the Company’s alternative energy business.

●	The Company’s alternative energy business will be subject to complex and evolving regulatory requirements.

●	Legal and contractual risks could adversely impact the Company’s alternative energy business.

●	The transition to an alternative energy advisory and engineering business may involve intellectual property risks.

●	If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy mix transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.

●	Our ability to operate and our growth potential could be materially and adversely affected if we cannot attract, employ, and retain technical personnel at a competitive cost.

●	If we are unable to keep pace with technology developments in our industry, this could adversely affect our ability to win, maintain and grow market share.

●	Our alternative energy services activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

●	Our business is subject to the risks of earthquakes, fires, floods, tsunamis, pandemics, and other natural catastrophic events and to interruption by man-made problems such as technogenic catastrophic events, computer viruses or terrorism.

Risks Related to Our Gas Distribution Business

●	QIND’s management has concluded that factors raise substantial doubt about QIND’s ability to continue as a going concern.

●	The Company may be substantially dependent on the financial performance and growth of Al Shola Gas, its sole material revenue-generating operation.

●	The Company’s indirect and minority economic interest in Al Shola Gas limits its ability to control operations, extract cash, and direct strategic decisions at the operating level.

●	QIND may be in default under its agreement to acquire a majority interest in Al Shola Gas, which could result in loss of ownership of Al Shola Gas, costly dispute resolution or litigation, and other material adverse consequences.

●	The conflict in Iran, which escalated sharply in late February 2026, poses material risks to our LPG distribution operations in Dubai.

●	QIND has defaulted under its outstanding convertible promissory notes, and although QIND has entered into a forbearance agreement with the holder of two of those notes, QIND remains subject to acceleration of indebtedness, enforcement of security interests, dilutive conversions of outstanding amounts into shares of QIND’s common stock, and other material adverse consequences.

●	QIND is dependent on the Company and external financing to fund its operations and there can be no assurance that such support will be repaid or available when needed.

●	Our gas distribution business is subject to numerous operational, regulatory and market risks that could adversely impact its financial performance and long-term viability.

●	We are dependent on the availability of raw materials, parts, and components used in our products.

●	Increases in the price of commodities could impact the cost or price of our products, as well as the short term working capital requirements , which could impact our ability to sustain and grow earnings.

●	We may be subject to loss in market share and market acceptance as a result of performance failures, manufacturing errors, delays, or shortages.

●	The markets in which we operate are highly competitive, which could reduce sales and operating margins.

●	A substantial decrease in the price of gas could significantly lower our gross profit or cash flow.

●	If gas prices rise, we may be unable to pass along the cost increases to our customers.

●	We occasionally provide integrated gas distribution project management services in the form of long-term, fixed price contracts that may require us to assume additional risks associated with cost overruns, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

●	Trends in gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

●	Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our gas distribution business, consolidated results of operations, and consolidated financial condition.

●	Constraints in the supply of, prices for, and availability of transportation of raw materials can have a material adverse effect on our gas distribution business and consolidated results of operations.

●	Demand for the products we distribute could decrease if the manufacturers of those products were to sell a substantial amount of goods directly to end users in the markets we serve.

●	Price reductions by suppliers of gas products sold by us could cause the value of our inventory to decline. Also, such price reductions could cause our customers to demand lower sales prices for these products, possibly decreasing our margins and profitability on sales to the extent that our inventory of such products was purchased at the higher prices prior to supplier price reductions, and we are required to sell such products to our customers at the lower market prices.

●	Our operations are subject to hazards inherent in the gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

●	We are subject to increased risks associated with our investments in emerging markets, particularly in the Middle East region and specifically in the UAE. These risks encompass significant political, social, and economic uncertainties in the region. Given the volatile nature of these markets, instabilities in these regions could significantly adversely affect the value of our investments.

●	We are exposed to risks from potentially unpredictable legal and regulatory environments in the UAE and Middle East region.

●	We are exposed to risks arising from potential changes in the UAE’s visa legislation, which could adversely impact our business operations.

●	We are subject to risks associated with potential unlawful or arbitrary governmental actions in the UAE, which could negatively impact our operations and financial performance.

●	We are subject to the risk of international sanctions, which could significantly impact our business activities, results of operations and financial condition.

Risks Related to the Ownership of Our Securities

●	We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq.

●	Our operating results and share price may fluctuate, and you could lose all or part of your investment.

●	In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.

●	Class A Ordinary Shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

●	A transfer of the Class A Ordinary Shares, other than one effected by means of the transfer of book-entry interests in DTC, may be subject to Irish stamp duty.

●	If the Class A Ordinary Shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares may be disrupted.

●	Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.

●	An investment in our securities may result in uncertain U.S. federal income tax consequences.

●	As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of the shareholders of the Company, which may limit the Company’s flexibility to manage its capital structure.

●	Provisions of the Company’s constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of the Class A Ordinary Shares.

●	Attempted takeovers of the Company will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel. Accordingly, the Company’s Board of Directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Risks Related to Our Business

Our management has concluded that factors raise substantial doubt about our ability to continue as a going concern.

The combination of recurring losses from operations at the Company’s parent company level, negative working capital at QIND, outstanding matured convertible note obligations, and the Company’s continued dependence on external financing to support operations and strategic initiatives indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including Class A Ordinary Shares, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business.

The Company’s recent restructuring efforts may fail to prevent the long-term continuation of its history of net losses.

The Company has historically incurred significant net losses and anticipates that these losses may continue for at least the next 12 to 18 months as it navigates a period of substantial transition. The Company’s financial results have been impacted by multiple factors. Historically, the Company’s business model centered around the development and sale of its “green hydrogen” technology solutions. However, during 2024, these services were discontinued due to lack of capital following the failure to consummate the transactions contemplated by a certain Subscription Agreement, dated as of August 28, 2024, as amended on October 9, 2024, between the Company and the investor signatory thereto (see Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – Claim Against Hydrogenial” of the Annual Report). On November 11, 2024, Fusion Fuel Portugal, which operated substantially all of our former business activities, filed for insolvency in Portugal. As a result, the production and sale of our green hydrogen product line and related research and development activities ceased and will no longer be continued. On November 26, 2024, we closed on the acquisition of a majority stake in QIND, a company primarily operating as a gas distributor through its 51% ownership of Al Shola Gas. These structural changes introduced significant uncertainties, particularly regarding revenue generation and cost management.

The Company must successfully integrate new business units and establish its revised strategy focused on providing full-service energy engineering and advisory solutions, as well as utility gas applications. Our alternative energies (including hydrogen and biomass) engineering and advisory business have generated an insignificant amount of revenue as of December 31, 2025, and are not expected to contribute meaningful revenues until 2026. While Al Shola Gas, the Company’s indirect subsidiary through its acquisition of QIND, has historically generated revenue, there is no assurance that it will continue to do so, or that the Company’s acquisition of QIND will not fail due to certain post-closing conditions and other acquisition risks.

There is also a risk that if the Company fails to achieve profitability within a reasonable timeframe, it may be required to undertake additional cost-cutting measures, restructure its operations further, or seek additional financing under unfavorable terms, including potentially dilutive equity offerings. The continued incurrence of losses and the lack of assurance regarding future profitability may have a material adverse effect on the Company’s stock price, investor confidence, and ability to attract and retain business partners, further affecting its long-term viability.

Given these factors, the Company’s ability to become profitable remains uncertain, and there can be no assurance that it will be able to generate sufficient revenues, secure additional funding, or reduce its operational expenses to a level that would allow it to achieve and sustain profitability in the foreseeable future.

The Company’s shift in business strategy may not yield the intended results.

The Company’s previous business model was rooted in proprietary technology development, while its current focus on engineering and advisory services and utility gas applications places it in highly competitive industries. The market for energy engineering, advisory solutions and distribution is mature, with numerous well-established competitors that have significant operational experience, customer relationships, and brand recognition. Unlike its prior focus on innovation and proprietary hydrogen solutions, the Company must now compete based on service quality, cost-effectiveness, and operational efficiency. There is no guarantee that the Company will be able to establish or, in the case of Al Shola Gas’s gas distribution business, maintain, a competitive market position or differentiate itself effectively.

Additionally, the Company’s ongoing businesses do not yet generate enough free cashflow to cover the administrative, legal and continued listing costs of Fusion Fuel. As a result, the Company may continue to incur operating losses, and its cash flow from operations may remain negative for an extended period.

The Company’s ability to achieve profitability is further complicated by its reliance on securing new contracts, successfully penetrating new markets, and maintaining compliance with regulatory requirements in multiple jurisdictions. Moreover, the Company’s access to financing remains a critical factor in sustaining operations. The Company’s ability to access necessary capital depends on market conditions, investor confidence, and meeting contractual conditions. Any delays or restrictions in accessing these funds could further exacerbate financial challenges and extend the period during which the Company remains unprofitable.

The Company may face challenges in integrating QIND and realizing expected synergies.

The acquisition of a majority stake in QIND marks a major shift in the Company’s business strategy, transitioning from proprietary hydrogen technology to a combination of alternative energy engineering and advisory solutions and utility gas distribution. This integration presents significant challenges, including aligning business strategies, consolidating financial reporting, and managing leadership changes. Any failure to integrate operations efficiently, achieve expected cost synergies, or navigate regulatory complexities could lead to financial strain, reduced investor confidence, and operational inefficiencies.

Successfully executing this transition depends on effective workforce integration, streamlined operations, and the ability to leverage synergies between the Company’s planned and existing businesses. Unforeseen integration costs, regulatory compliance risks, and difficulties in generating revenue could further delay profitability. If the anticipated strategic benefits fail to materialize, the acquisition could weaken the Company’s financial position rather than strengthen it, resulting in prolonged losses, additional financing needs, and increased market volatility.

In addition, the acquisition of the Company’s stake in QIND is subject to certain post-closing conditions, including obtaining Nasdaq listing clearance and consummating the planned merger of QIND into a newly formed wholly owned subsidiary of the Company. As consideration for the Company’s stake in QIND, the Company issued certain QIND shareholders 109,114 Class A Ordinary Shares, constituting 19.99% of the issued and outstanding Company’s Class A Ordinary Shares on the date of the QIND Purchase Agreement, and an aggregate of 4,171,327 Series A Preferred Shares, with provisions for the Series A Preferred Shares Conversion. If the Company fails to meet certain conditions within the specified timeframes, it may be required to unwind the transaction, repurchase the Company’s shares from the former QIND shareholders, and return the acquired shares. Such an outcome would result in substantial financial and operational disruption, including potential liquidity constraints, increased debt obligations, legal disputes, damage to the Company’s reputation, and delisting of the Class A Ordinary Shares.

The Company’s conversions of Series B Convertible Preferred Stock of QIND may be subject to unwinding or other claims.

On October 28, 2025, the Company converted 1,900 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of QIND (“Series B Preferred Stock”) into 1,900,000 shares of common stock of QIND. On December 2, 2025, the Company converted 9,600 shares of Series B Preferred Stock into 9,600,000 shares of common stock of QIND. On February 23, 2026, the Company converted 8,500 shares of Series B Preferred Stock into 8,500,000 shares of common stock of QIND. Absent such conversions, the Company believes that it would have suffered a significant loss with respect to its strategic investment in a majority of the shares of common stock of QIND, due to the increase in the number of outstanding shares of common stock of QIND subsequent to the QIND Closing that are not held by the Company. The Certificate of Designation of Series B Convertible Preferred Stock of QIND (the “Series B Certificate”) provides that in no event may a Series B Preferred Stock stockholder convert Series B Preferred Stock if the conversion would “result in” the holder beneficially owning more than 9.99% of the outstanding shares of common stock of QIND. Although the Company believes that this provision did not prohibit it from converting the Series B Preferred Stock because the conversions did not change the fact that it beneficially owned more than 9.99% of the outstanding shares of common stock of QIND both before and after such conversions, there is no assurance that such conversions could not be found to be in violation of the terms of the Series B Certificate.

In addition, under the QIND Purchase Agreement, if the Company fails to meet certain conditions within the specified timeframes, it may be required to unwind the transaction, repurchase the Company’s shares from the former QIND shareholders, and return the acquired shares of QIND, including the Series B Preferred Stock. Further, the Company agreed that it would not, without the prior written consent of the QIND Sellers, prior to the date of the Series A Preferred Shares Conversion, the unwinding of the transaction or the termination of the QIND Purchase Agreement, directly or indirectly sell, transfer, convey, mortgage, pledge, assign or in any way further encumber or alienate the common stock of QIND and the Series B Preferred Stock. The Company believes that because the provision does not expressly prohibit the conversion of the Series B Preferred Stock, it is not in breach of this provision. However, there is no assurance that such conversions could be found to be in breach of the terms of the QIND Purchase Agreement.

Any adverse determination by a relevant authority may require the Company to compensate the QIND Sellers or return the common stock received upon such conversions, either of which may result in a material adverse effect on the Company. If the Company were required to pay damages, such damages may result in significant losses. If the Company were required to return the common stock received upon such conversions, it may lose its majority ownership of QIND, which may result in the Company being forced to disallow the consolidation of QIND’s operations with its own and the loss of the majority of its operations. Such an outcome would result in substantial financial and operational disruption, including potential liquidity constraints, increased debt obligations, legal disputes, damage to the Company’s reputation, and delisting of the Class A Ordinary Shares.

The Company and QIND will incur substantial costs related to the merger and integration of their businesses.

The Company and QIND have incurred and expect to incur a number of non-recurring costs in furtherance of the legal requirements to consummate the merger and integration of their businesses, including legal, financial advisory, accounting, consulting, and other advisory fees; regulatory filing fees; financial printing and other transaction-related costs. Additionally, there may be ongoing expenses related to facilities and systems consolidation, employment-related obligations, and efforts to maintain employee morale and retain key personnel. These costs may stem from the complex integration of numerous processes, policies, operations, technologies, and systems across areas such as purchasing, accounting, finance, payroll, compliance, treasury and vendor management, risk management, business operations, pricing, and employee benefits.

While the Company and QIND estimate a certain level of integration costs, many factors beyond their control could increase the total amount and timing of these expenses. Additionally, many of these costs are inherently difficult to estimate with precision. As a result, assuming that the merger of the Company and QIND becomes effective, the combined company may need to take charges against earnings following their merger, and the amount and timing of such charges are uncertain. There can be no assurance that the transaction and integration costs will not outweigh any benefits of the merger and integration, assuming that they occur.

Our pursuit of strategic transactions and need for capital resources, including potential equity issuances, may dilute shareholders and adversely affect our business.

We may pursue strategic transactions, including acquisitions, joint ventures, or new business initiatives, to expand our solutions portfolio, geographic footprint, or access to new markets. These transactions involve numerous risks, including the need to secure financing on acceptable terms, the potential issuance of equity or equity-linked securities that could result in dilution to existing shareholders, and challenges in completing due diligence and negotiating definitive agreements. Even if completed, acquisitions and investments may fail to achieve intended synergies, face integration difficulties, or divert management attention and resources from our core operations. We may also incur significant transaction and restructuring costs, assume unforeseen liabilities, or experience adverse accounting impacts.

In connection with potential transactions or growth initiatives, we may seek to increase our authorized share capital or otherwise access capital markets to fund investment and working capital needs. Market volatility, interest rates, inflation, and investor sentiment toward the energy transition and decarbonization sectors could constrain our access to capital or increase our cost of capital. In addition, exploring new lines of business or asset strategies could trigger heightened regulatory, licensing, compliance, and governance requirements, as well as reputational and operational risks if those strategies are not successfully implemented. If we are unable to secure necessary approvals, financing, and resources, or if we experience delays or setbacks in executing our strategic plans, our growth prospects, liquidity, and shareholder value could be adversely affected.

Our current level of indebtedness could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

As of December 31, 2025, we had outstanding indebtedness (excluding lease liabilities) totaling approximately €13.1 million, compared to total cash of approximately €0.575 million and 2025 comprehensive loss of approximately €0.95 million. Our current level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness and other financial commitments. The level of our indebtedness and other financial commitments could have other important consequences for our business, including:

●	making it more difficult for us to satisfy our obligations with respect to indebtedness and other financial commitments;

●	increasing our vulnerability to adverse changes in general economic, industry, and competitive conditions;

●	requiring us to dedicate a significant portion of our cash flows from operations to make payments on our indebtedness and other financial commitments, thereby reducing the availability of our cash flows to fund working capital and other general corporate purposes;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●	restricting us from capitalizing on business opportunities;

●	placing us at a competitive disadvantage compared to our competitors that have less debt;

●	limiting our ability to borrow additional funds for working capital, acquisitions, debt service requirements, execution of our business strategy, or other general corporate purposes;

●	requiring us to provide additional credit support, such as letters of credit or other financial guarantees, to our customers or suppliers, thereby limiting our availability of funds;

●	limiting our ability to enter into certain commercial arrangements because of concerns of counterparty risks; and

●	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors that have less debt.

The occurrence of any one or more of these circumstances could have a material adverse effect on us.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt, or to fund our other liquidity needs.

If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt. Failure to successfully restructure or refinance our debt could cause us to default on our debt obligations and would impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets, which is outside of our control, and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default of our debt service obligations, if not cured or waived, our creditors could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest and late charges. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Any such default, event of default if not cured or waived, or declaration of acceleration could force us into bankruptcy, reorganization, insolvency, or liquidation.

Any credit or similar agreements into which we may enter in the future may restrict our operations, particularly our ability to respond to changes or to take certain actions regarding our business.

We may, from time to time, enter into credit facilities, term loans, notes, equipment or receivables financings, convertible or exchangeable debt, or other debt arrangements that include restrictive covenants, financial maintenance tests and events of default that could materially limit our ability to respond to changing conditions or pursue our strategic objectives. Such agreements may restrict, condition or prohibit our ability to incur additional indebtedness; grant liens; pay dividends or make other restricted payments; repurchase equity or junior debt; make investments or loans; enter into hedging arrangements; engage in affiliate transactions; complete acquisitions, joint ventures or other business combinations; dispose of assets or lines of business; prepay, redeem or refinance other indebtedness; enter into burdensome agreements; or change the nature of our business, fiscal year or key organizational documents, and may impose minimum liquidity, maximum leverage, minimum interest or fixed charge coverage, borrowing base or collateral valuation tests that could become more difficult to satisfy if our performance or macroeconomic conditions deteriorate. Failure to comply could result in default, acceleration, termination of commitments, foreclosure on collateral or other remedies, and cross-default or cross-acceleration provisions could trigger defaults across multiple instruments; events of default may also arise from factors beyond our control, such as adverse judgments, governmental actions, material adverse changes, cyber or operational incidents, or the loss of key contracts. Waivers or amendments, if needed, may be unavailable or only available on burdensome terms, including higher pricing, additional fees, incremental collateral or guarantees, restricted cash, enhanced reporting or tighter covenants. Future indebtedness may be secured by substantially all of our assets and guaranteed by our subsidiaries, may be senior in right of payment to equity and, in some cases, to other unsecured or subordinated debt, and indebtedness at subsidiaries would be structurally senior to claims at the parent with respect to subsidiary assets; intercreditor arrangements, collateral trusts and waterfall provisions could further limit flexibility and available remedies. If our credit profile weakens or markets tighten, financing may only be available on more restrictive or expensive terms, including higher interest rates or enhanced covenant packages, and variable-rate debt would expose us to interest rate risk that could increase interest expense and reduce cash flows. Covenants restricting capital expenditures, acquisitions, investments and asset sales may delay, limit or prevent strategic initiatives and timely responses to competitive or technological changes; limitations on dividends, share repurchases and other returns of capital may reduce financial flexibility and equity attractiveness; leverage or coverage ratio requirements, borrowing base tests and mandatory prepayments tied to asset sales, excess cash flow or insurance proceeds could force deleveraging or capital raises at unfavorable times, including asset sales at depressed prices or dilutive equity issuances. Even if we remain in compliance, administrative burdens – such as covenant calculations, frequent reporting, delivery of financial statements and certificates, field exams, appraisals, cash dominion or springing cash management, and lender approvals for ordinary-course actions – could consume management time and resources and increase costs; negative pledges, most-favored-nations provisions for incremental facilities, anti-hoarding clauses and limitations on maturity profiles may complicate future refinancings or capital structure adjustments. Any of the foregoing could adversely affect our liquidity, limit our access to capital, increase our cost of capital, and negatively impact our business, financial condition and results of operations.

We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and we may be forced to significantly delay, scale back or discontinue our operations.

We will require additional capital to fund our operations, and if we fail to obtain necessary financing, our business plan may not be successful.

Our operations have consumed substantial amounts of cash since inception, and we expect they will continue to consume substantial amounts of cash as we aggressively build our platform and our internal marketing, compliance and other administrative functions. We will require additional capital to maintain our business operations, and we may also need to raise additional funds sooner if our operating and other expenses are higher than we expect.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect.

A lack of available capital may prevent us from expanding our operations or otherwise capitalizing on our business opportunities, or to remain in operation. As a result, our business, financial condition and results of operations could be materially adversely affected.

We have a substantial amount of goodwill and intangible assets on our balance sheet. Future write-offs of goodwill and intangible assets may have the effect of decreasing our earnings or increasing our losses.

Our assets have grown through the acquisition of a controlling interest in QIND as of November 26, 2024. As a result of this acquisition, as of December 31, 2025, our goodwill and intangible assets were approximately $28.1 million, or 78% of total assets. Under existing accounting standards, we are required to periodically review goodwill assets for possible impairment. In the event that we are required to write down the value of any assets under these standards, it may materially and adversely affect our operating results, financial condition, and the price of our common stock.

Our business operations may be adversely affected by information systems interruptions or cybersecurity intrusions.

We depend on various information technologies to administer, store, and support multiple business activities. If these systems are damaged, cease to function properly or are subject to cybersecurity attacks, such as those involving unauthorized access, malicious software and/or other intrusions, we could experience production downtimes, operational delays, other detrimental impacts on operations or the ability to provide products and services to its customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems or networks, financial losses from remedial actions, loss of business or potential liability, penalties, fines and/or damage to our reputation. Our systems, networks, products, and services remain potentially vulnerable to known or unknown threats, any of which could have a material adverse effect on the Company and its financial condition or results of operations. Further, given the unpredictability, nature, and scope of cybersecurity attacks, it is possible that potential vulnerabilities could go undetected for an extended period. A severe cybersecurity incident could reduce sales, operating margins, and overall financial performance.

The success of our business depends on our ability to maintain and enhance our reputation and brand.

We believe that our reputation in our industry is of significant importance to the success of our business. A well-recognized brand is critical to increasing our customer base and, in turn, increasing our revenue. Since the industry is highly competitive, our ability to remain competitive depends to a large extent on our ability to maintain and enhance our reputation and brand, which could be difficult and expensive. To maintain and enhance our reputation and brand, we need to successfully manage many aspects of our business, such as cost-effective marketing campaigns to increase brand recognition and awareness in a highly competitive market. We cannot assure you, however, that these activities will be successful and achieve the brand promotion goals we expect. If we fail to maintain and enhance our reputation and brand, or if we incur excessive expenses in our efforts to do so, our business, financial conditions and results of operations could be adversely affected.

Our long-term success depends, in part, on our ability to operate and expand internationally, and our business is susceptible to risks associated with international operations.

We plan to continue our efforts to expand globally, in jurisdictions where we do not currently operate. We expect international operations and export sales to continue to constitute the majority of our sales and assets in the foreseeable future. Managing a global organization is difficult, time consuming and expensive, and any international expansion efforts that we undertake may not be profitable in the near or long term. Although we have operating experience in many foreign jurisdictions, we must still continue to make significant investments to build our international operations. Our sales from international operations and sales from export are both subject in varying degrees to risks inherent in doing business outside the United States. These risks include the following:

●	Costs, risks, and uncertainties associated with tailoring our services in international jurisdictions as needed to better address both the needs of customers and the threats of local competitors;

●	Risks of economic instability, including due to inflation;

●	Uncertainties in forecasting revenues and expenses in markets where we have not previously operated;

●	Costs and risks associated with local and national laws and regulations governing the industries in which we operate, health and safety, climate change and sustainability, and labor and employment;

●	Operational and compliance challenges caused by distance, language, and cultural differences;

●	Costs and risks associated with compliance with international tax laws and regulations;

●	Costs and risks associated with compliance with the U.S. Foreign Corrupt Practices Act and other laws in the United States related to conducting business outside the United States, as well as the laws and regulations of non-U.S. jurisdictions governing bribery and other corrupt business activities;

●	Costs and risks associated with human trafficking, modern slavery and forced labor reporting, training and due diligence laws and regulations in various jurisdictions;

●	Currency exchange rate fluctuations and restrictions on currency repatriation;

●	Competition with companies that understand the local market better than we do or that have preexisting relationships with regulators and customers in those markets;

●	Adverse effects resulting from the United Kingdom’s exit from the European Union (commonly known as “Brexit”);

●	Reduced or varied protection for intellectual property rights in some countries;

●	Disruption of operations from labor and political disturbances;

●	Withdrawal from or renegotiation of international trade agreements and other restrictions on the trade between the United States and other countries;

●	Changes in tariff and trade barriers; and

●	Geopolitical events, including natural disasters, climate change, public health issues, political instability, terrorism, insurrection, or war.

Entry into certain transactions with foreign entities now or in the future may be subject to government regulations, including review related to foreign direct investment by U.S. or foreign government entities. If a transaction with a foreign entity is subject to regulatory review, such regulatory review might limit our ability to enter into the desired strategic alliance and thus our ability to carry out our long-term business strategy.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability and could instead result in increased costs without a corresponding benefit. We cannot guarantee that our international operations or expansion efforts will be successful.

Risks associated with climate change and other environmental impacts, and increased focus and evolving views of our customers, shareholders, and other stakeholders on climate change issues, could negatively affect our business and operations.

The effects of climate change create short and long-term financial risks to our business, both in the UAE as a result of our acquisition of a controlling interest in the equity of QIND and its ownership of 51% of the equity interests of Al Shola Gas, and globally. We have significant operations located in regions that have been, and may in the future be, exposed to significant weather events and other natural disasters. Climate-related changes can increase variability in or otherwise impact natural disasters, including weather patterns, with the potential for increased frequency and severity of significant weather events (e.g., flooding, hurricanes, and tropical storms), natural hazards (e.g., increased flooding risk), rising mean temperature and sea levels, and long-term changes in precipitation patterns (e.g., drought, desertification, and/or poor water quality). We expect climate change could affect our facilities, operations, employees, and communities in the future, particularly at facilities in coastal areas and areas prone to extreme weather events and water scarcity. Our suppliers are also subject to natural disasters that could affect their ability to deliver or perform under our contracts, including as a result of disruptions to their workforce and critical infrastructure. Disruptions also impact the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs.

Increased worldwide focus on climate change has led to legislative and regulatory efforts to combat both potential causes and adverse impacts of climate change, including regulation of greenhouse gas emissions. New or more stringent laws and regulations related to greenhouse gas emissions and other climate change related concerns may adversely affect us, our suppliers, and our customers. Some of our facilities rely on products from others that are, for example, engaged in manufacturing processes that produce greenhouse gas emissions, including carbon dioxide. In addition, some of our services, notably utility gas distribution, involve significant greenhouse gas emissions, and may therefore be at substantial risk due to such laws and regulations. New and evolving laws and regulations could mandate different or more restrictive standards, could require capital investments to transition to low carbon technologies, could adversely impact our ongoing operations, and could require changes on a more accelerated time frame. Our suppliers may face similar challenges and incur additional compliance costs that are passed on to us. These direct and indirect costs may adversely impact our results.

We may be adversely affected by the effects of inflation.

Inflation in wages, materials, parts, equipment, and other costs has the potential to adversely affect our results of operations, cash flows and financial position by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers for our products and services. In addition, the existence of inflation in the economy has the potential to result in higher interest rates, which could result in higher borrowing costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. We have experienced inflationary pressures on our supply chain due to increased shipping costs, increased energy prices for manufacture of our commercial products as well as increased prices from suppliers of raw materials. We have so far been able to offset inflationary pressure to consumers, but it cannot be guaranteed that our results of operations will not be adversely affected by inflation in the future and could reduce sales, operating margins, and overall financial performance.

Relatively high interest rates may adversely impact our business.

Due to the perceived persistence of the threat of high inflation, the U.S. Federal Reserve has maintained its benchmark interest rate at an elevated level. Increases in the federal benchmark rate have resulted in an increase in market interest rates, which may increase our interest expense and the costs of refinancing any existing indebtedness or obtaining new debt. Consequently, relatively high interest rates will increase cost of capital and the cost of borrowings for any other corporate purpose. As a result, if we need or seek significant borrowings and interest rates remain elevated or increase, the cost of such borrowing to us could be significant, which may have a significant adverse impact on our financial condition and results of operations.

Significant fluctuations in foreign currency exchange rates may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates. Any significant change in the value of the currencies of the countries in which we do or may do business could affect our ability to sell products and services competitively and control our cost structure, which could have a material adverse effect on our results of operations.

Claims, litigation, investigations, or other proceedings, including contractual disputes involving us or our subsidiaries, could result in monetary damages, settlement costs, operational restrictions, reputational harm, and uninsured losses.

In the ordinary course of business, we have been, and may in the future be, subject to demands, claims, lawsuits, administrative proceedings, investigations, and other proceedings seeking damages or other remedies relating to our commercial operations, strategic transactions, acquisitions, financing activities, products, services, employees, consultants, vendors, service providers, counterparties, shareholders, regulators, or other matters. Some of these claims may relate to the activities, agreements, or obligations of businesses that we have acquired or subsidiaries that we consolidate, including claims arising from alleged contractual obligations entered into before or in connection with acquisition, merger, financing, consulting, advisory, or other transaction-related arrangements. The results of any such demands, claims, proceedings, investigations, or litigation are inherently uncertain and may be expensive to defend, whether or not meritorious. Any such matter could result in monetary damages, settlement payments, issuance obligations, equitable remedies, limits on our ability to operate our business, adverse judgments, sanctions, reputational harm, increased insurance costs, diversion of management attention, and other consequences that could materially adversely affect our business, financial condition, results of operations, cash flows, prospects, or the market price of our securities. We maintain insurance to cover certain potential losses, but we are subject to self-retentions, deductibles, exclusions, and caps, and judgments or settlements could be rendered or entered against us in matters for which we are uninsured or underinsured or for amounts exceeding our reserves. Even where we maintain insurance coverage, insurers may raise objections or exceptions to coverage, and the timing and amount of any recovery may be uncertain.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our company, the results of operations, financial conditions and cash flows.

We are subject to income and non-income-based taxes in the jurisdictions in which we operate, and would become subject to such taxes in any other jurisdictions in which we operate in the future. The tax laws in these jurisdictions could change on a prospective or retroactive basis, and any such changes could adversely affect us and our effective tax rate.

Taxation regulation in territories around the world can also change. Furthermore, any changes made by tax authorities, together with other legislative changes, could lead to disagreements between jurisdictions with respect to the proper allocation of profits between such jurisdictions. We must continuously monitor changes to tax regulation and double tax treaties between the territories in which we operate.

We are further subject to ongoing tax audits in the various jurisdictions in which we operate. There can be no assurance that we will pass these audits, which could have a material impact on our business, financial condition, results of operations, and cash flows.

During the course of the audit of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the Class A Ordinary Shares may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended December 31, 2025, identified the following material weakness: Insufficient accounting staffing and a resulting lack of segregation of duties within our finance function. Throughout 2025 our finance team consisted of our Accounting Director, our Interim Chief Financial Officer, and a Finance Director who departed in January 2026, meaning that preparation and review of journal entries, account reconciliations, and key management review controls over the financial close were concentrated among too few individuals. We are actively recruiting a replacement for the departed Finance Director and at least one additional qualified accounting professional, and we expect these hires to be in place during financial year 2026. However, until the controls have been redesigned and operated effectively for a sufficient period, the material weakness will not be considered remediated. See Item 15. “Controls and Procedures” of the Annual Report. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness. However, measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025. This could adversely affect the market price of the Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Frederico Figueira de Chaves, our Chief Executive Officer, Interim Chief Financial Officer, Chief Strategy Officer and a director of the Company. Our majority-owned subsidiary, QIND, is dependent upon the continued services of Carsten Kjems Falk, QIND’s Interim Chief Financial Officer and a director, as well as Head of Mergers and Acquisitions of Fusion Fuel; Sanjeeb Safir, QIND’s Chief Operating Officer and Chief Executive Officer of Al Shola Ga; and Mr. Figueira de Chaves, QIND’s Chairman and a director. Our executive officers or key employees could terminate their employment with us at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering, and sales personnel. The loss of members of our key personnel, whether voluntarily or involuntarily, could significantly limit our ability to achieve its strategic objectives by delaying the development and introduction of our products and services and negatively impact our business, prospects, and operating results. Our future success also depends on our ability to attract, retain and motivate highly skilled employees, particularly employees with electrical and/or mechanical engineering skills or gas management specialties that would enable us to effectively deliver our energy solutions to clients on time and on budget, as well as client relationship managers with relevant regional and international experience. Competition for these executives in our industry is intense and we may experience difficulty in recruiting and retaining such individuals. Many of the companies with which we compete for experienced executives and key personnel also have greater resources than we have. As a result, we may be unable to attract or retain the industry professionals that are critical to our success, resulting in harm to our key client relationships, loss of key information, expertise or know-how and unanticipated recruitment and retaining costs. Additionally, our ability to achieve revenue growth in the future will depend, in part, on our success in recruiting and retaining client development executives. Such executives may require significant on-boarding time and effort in order to achieve full productivity, which may impair business and revenue growth. Additionally, the loss of the services of our key personnel could make it more difficult to successfully operate its business and pursue our business goals. In addition, we do not have “key person” life insurance policies covering any of our key employees.

We are a holding company. Our material assets are our cash balances and equity interests in our direct and indirect subsidiaries and we are accordingly dependent upon distributions from them to pay taxes and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets other than our cash balances and equity interest in our direct and indirect subsidiaries. We have no independent means of generating revenue. To the extent that we need funds and a subsidiary is restricted from making such distributions or payment under applicable law or regulation or under the terms of any financing arrangements due to restrictive covenants or otherwise, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Risks Related to the Securities Exchange

The market price of the Company’s Class A Ordinary Shares following the Securities Exchange may decline as a result of the securities exchange.

The market price of the Company’s Class A Ordinary Shares may decline as a result of the Securities Exchange for a number of reasons. Investors may react negatively to the prospects of the Company’s business and prospects following the Securities Exchange. The effect of the Securities Exchange on the Company’s business and prospects may not be consistent with the expectations of financial or industry analysts. In addition, the Company may not achieve the perceived benefits of the Securities Exchange as rapidly or to the extent anticipated by financial or industry analysts. Any such decline could adversely affect the value of investments held by both existing shareholders of the Company and shareholders of Royal Uranium who receive Class A Ordinary Shares in the Securities Exchange.

The RU Shareholders collectively hold a majority of the voting power of the Company’s outstanding Class A Ordinary Shares, which could enable such shareholders to control the Company in ways that may adversely affect the interests of other shareholders.

As of the date of the Closing, it is estimated that the shareholders of the Company, not including shareholders who were also RU Shareholders, owned approximately 36.7% of the Company’s outstanding Class A Ordinary Shares and the RU Shareholders owned approximately 63.3% of the Company’s outstanding Class A Ordinary Shares. The concentration of voting power in the hands of the former shareholders of Royal Uranium could enable those shareholders to exert substantial influence over matters submitted to a vote of the Company’s shareholders, including the election of directors, amendments to the Company’s constitutional documents, and approval of significant corporate transactions. This shift in voting control may not align with the preferences or interests of the Company’s existing shareholders and could result in governance decisions that favor the interests of former Royal Uranium shareholders.

Because the lack of a public market for the shares of Royal Uranium makes it difficult to evaluate the fairness of the Securities Exchange, shareholders of the Company may not have received the fair market value for their shares.

The outstanding shares of Royal Uranium are privately held and are not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of shares of Royal Uranium. Because the consideration and the valuation of Royal Uranium at $15,000,000 were determined based on negotiations between the parties, it is possible that the value of Class A Ordinary Shares issued to the RU Shareholders may not accurately reflect the fair market value of the shares of Royal Uranium, or the Company may have issued Class A Ordinary Shares at a price that does not reflect the fair market value of the Company’s equity. Shareholders of the Company and other investors should consider the inherent difficulty of valuing a private company when assessing the terms of the Securities Exchange.

The Company’s ability to be successful following the Securities Exchange will depend upon the efforts of key personnel, and the loss of such persons could negatively impact operations and profitability.

The Company’s ability to be successful following the Securities Exchange will be dependent upon the efforts of certain key personnel. Although the parties expect key personnel to remain with the Company following the Securities Exchange, there can be no assurance that they will do so. It is possible that the Company will lose some key personnel, the loss of which could negatively impact the operations and profitability of the Company.

Furthermore, following the Closing, certain of the key personnel may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause the Company to have to expend time and resources helping them become familiar with such requirements. Royal Uranium’s management and key employees are based in Canada, and the transition to operating under the regulatory framework applicable to a public company listed on Nasdaq may present particular challenges in terms of compliance, reporting, and governance. These transitional challenges could divert management attention from the Company’s core business operations during a critical post-closing integration period.

The Company’s ability to recover losses arising from breaches of the RU Share Exchange Agreement is subject to significant contractual limitations.

Under the RU Share Exchange Agreement, the Company’s ability to recover losses from the RU Shareholders for breaches of representations, warranties, or covenants is subject to substantial limitations. The Company may not assert a claim for losses unless the amount of such losses exceeds a minimum claim threshold of $50,000 for breaches of representations or warranties, or $2,000,000 for certain other claims. In addition, the aggregate liability of all RU Shareholders under or in connection with the RU Share Exchange Agreement is capped at the value of the Class A Ordinary Shares issued to them, and no individual RU Shareholder’s liability may exceed the lesser of the aggregate cap or the value of the Class A Ordinary Shares issued to such individual RU Shareholder. The Company’s aggregate liability to the RU Shareholders is separately capped at $9,000,000. The representations and warranties of the RU Shareholders and the Representative Shareholders survive for limited periods following the Closing – 18 months in certain cases and shorter periods in others – and any claim not asserted within the applicable survival period is extinguished. Furthermore, except in the case of fraud, the indemnification provisions of the RU Share Exchange Agreement constitute the sole monetary remedy available to the parties, precluding the Company from pursuing other legal avenues for recovery.

These limitations create a risk that the Company may be unable to fully recover losses it suffers as a result of inaccuracies in the representations and warranties made by the RU Shareholders or the Representative Shareholders, or breaches of their covenants under the RU Share Exchange Agreement. In addition, the RU Shareholders are entitled to satisfy any claim by surrendering Class A Ordinary Shares in lieu of cash payment, with such shares valued based on the volume-weighted average price for the ten-day period prior to the date of surrender, and if any RU Shareholder surrenders all of such RU Shareholder’s Class A Ordinary Shares, that RU Shareholder will have no remaining obligations. Therefore, if the market price of the Company’s Class A Ordinary Shares has declined at the time of such surrender, the Company may receive shares with a value below the amount of its actual losses, and the Company would have no legal recourse for any shortfall. Accordingly, in the event post-Closing breaches are discovered, the Company’s contractual remedies may be insufficient to make the Company whole.

If Nasdaq determines that the Securities Exchange constitutes a “change of control,” Nasdaq may issue a delisting determination because the Company did not file and clear an initial listing application with Nasdaq in connection with the transaction prior to the Closing.

Under the RU Share Exchange Agreement, the Company issued 3,750,018 Class A Ordinary Shares to the RU Shareholders in connection with the Securities Exchange, representing approximately 63.3% of the Company’s outstanding Class A Ordinary Shares following the Closing. Under Nasdaq Listing Rule 5110(a), Nasdaq may determine that a transaction constitutes a “change of control” of a listed company if, among other things, the transaction results in a change of control of voting power or ownership over the Company. If Nasdaq determines that the Securities Exchange constitutes a change of control, the Company would be required to submit and receive clearance of an initial listing application with respect to the Class A Ordinary Shares in connection with the transaction prior to the Closing, as if the Company were listing its securities on Nasdaq for the first time.

The Company did not file or obtain clearance of an initial listing application with Nasdaq in connection with the Securities Exchange prior to the Closing. If Nasdaq determines that the Securities Exchange constitutes a change of control, Nasdaq may issue a staff delisting determination and initiate delisting proceedings. In such event, the Company would be required to either request a hearing before a Nasdaq Hearings Panel to challenge the determination or take remedial action to satisfy Nasdaq’s requirements, and there can be no assurance that any such hearing or remedial action would be successful.

Risks Related to Royal Uranium’s Royalty and Other Interests

The indicative valuation of Royal Uranium’s royalty portfolio is highly concentrated in a single royalty interest project area, is based on unverified data and assumptions that may prove inaccurate, and may not be indicative of the actual value of such royalties, which could result in a material overstatement of the value of the assets held by Royal Uranium.

An investor presentation that was posted on the Company’s website on May 27, 2026, attributed an indicative valuation of approximately $30.4 million to the royalty or other interests held by Royal Uranium with respect to nine of the 19 project areas with respect to which Royal Uranium holds royalty or other interests. Approximately 66% of the indicative valuation is attributed to uranium royalty interests in a single project area. This valuation is therefore subject to significant concentration risk that could cause actual realized values to differ materially from such indicative valuation. As a result, any adverse development affecting that particular royalty interest – including, without limitation, a failure by the operator to advance the underlying property to production, a reduction in estimated mineral resources, the exercise of buy-down rights by the operator, a decline in uranium prices, the loss or non-renewal of exploration or mining permits, title disputes, or the insolvency of the operator – could disproportionately and materially reduce the value of Royal Uranium’s royalty portfolio and the anticipated benefits to the Company from the Securities Exchange. This concentration of value in a single asset significantly amplifies the risks described elsewhere in these risk factors relating to non-producing assets, third-party operator dependence, and commodity price volatility, because a large majority of the expected portfolio value is exposed to the specific risks of one property and one operator rather than being diversified across multiple independent assets.

In addition, the indicative valuation does not include royalty or other interests held by Royal Uranium with respect to ten of the 19 project areas with respect to which Royal Uranium holds royalty or other interests, which have been classified as early-stage based on information from Royal Uranium’s management. While the exclusion of these royalties from the indicative valuation might only suggest that their current value is not readily quantifiable, there can be no assurance that these early-stage royalties will ever generate revenue or achieve a stage of development at which they would have material value. The Company’s acquisition of Royal Uranium encompasses all royalty or other interests held by Royal Uranium with respect to all 19 project areas, and the purchase price of $15,000,000 implicitly attributes value to all such royalty or other interests. If the early-stage royalties fail to advance or if the assumptions underlying the indicative valuations of the other royalties or other interests prove overly optimistic, the Company may pay consideration in excess of the actual value of the acquired assets.

Furthermore, the royalty data used to prepare the discounted cash flow analysis underlying the indicative valuation of the royalty or other interests was provided by Royal Uranium’s management and was not independently verified. Key assumptions embedded in the valuation – including indicated resources weighted at 100% and inferred resources at 50%, production commencing in Year 7, extraction rates calibrated on an asset-by-asset basis, a 12% discount rate, a 21% tax rate, U₃O₈ priced at the two-year historical average of approximately $78 per pound, and a 15-year projection horizon with no terminal value – are inherently uncertain and may prove to be materially inaccurate. If the data, estimates, or assumptions underlying the indicative valuation are inaccurate, the actual value of Royal Uranium’s royalty portfolio may be significantly less than the indicative valuation, and the Company’s future business, results of operations, and financial condition could be materially and adversely affected.

Royal Uranium’s royalty and other interests involve material structural complexity – including diverse counterparties, non-uniform contractual terms, multi-entity holding structures, varying asset quality and development, and missing documentation with respect to certain royalty interests – that could frustrate the Company’s ability to monitor, enforce, and realize the anticipated value of these interests.

Royal Uranium holds, directly and through wholly-owned subsidiaries, royalty interests across 19 project areas. The royalty and other interests relate to: (i) 16 uranium-focused project areas on which one or more net smelter return (“NSR”) royalties or uranium sales price royalties have been granted, covering exploration and development-stage mineral properties in the Athabasca Basin in Saskatchewan, Canada; Newfoundland & Labrador, Canada; Nunavut/Northwest Territories, Canada; Caldas Province, Colombia; Chubut Province, Argentina; and Mendoza Province. Argentina; and (ii) 3 natural gas project areas in Alberta, Canada encompassing dozens of townships across multiple ranges west of the 4th and 5th Meridians, on which participation and royalty interests generate revenue from producing coalbed methane (“CBM”) wells. The uranium royalty rates range from 1.0% to 2.5%. The natural gas royalty rates range from 4.0% to 12.0%, depending on the applicable agreement and production thresholds. Certain project areas carry more than one royalty instrument, and certain project areas are subject to operator buydown rights permitting reduction of the royalty rate. Not all underlying mineral claims remain in good standing; certain properties have been impaired or written off due to abandonment by the operator.

The uranium royalties are generally structured as NSR royalties, which entitle the holder to a percentage (ranging from 1.0% to 2.5%) of the revenues received by the operator from the sale of minerals produced from the burdened claims, net of specified deductions such as smelting, refining, transportation, and processing costs. Revenue under these royalties is generated only upon commencement of commercial production and sale of minerals from the underlying properties; no revenue is generated during the exploration or development stage. Of the 16 uranium project areas, six are classified as advanced-stage and ten are classified as early-stage by Royal Uranium’s management; such classifications have not been independently verified. None of the uranium royalties are currently producing revenue.

The three natural gas interests are lessor royalty, gross overriding royalty, and participation interests in coalbed methane (“CBM”) production in Alberta, Canada, acquired through the purchase of a wholly-owned subsidiary of Altius Royalty Corporation. These interests entitle Royal Uranium to a share of revenues from producing CBM wells operated under various royalty, settlement, and production allocation agreements with royalty rates ranging from 4.0% to 12.0% depending on the applicable agreement and production levels. The natural gas interests are currently in production, but the nature and amount of any related revenue is dependent on the continued operations by the companies operating the underlying wells and will fluctuate based on prevailing natural gas prices and production volumes. There can be no assurance that this revenue will continue or increase.

Certain of the natural gas interests originated from settlement agreements that resolved a dispute regarding ownership of CBM underlying Alberta freehold lands, and while the underlying agreements provide that royalty obligations continue regardless of any future judicial or legislative determination of CBM ownership, there can be no assurance that future legal developments will not affect these interests. In addition, at least one of the production allocation agreements governing revenue from these interests had a stated fixed term that has expired, and the Company has not independently confirmed whether that agreement has been renewed, extended, or replaced. If any such agreement has expired without renewal, the contractual basis for continuing royalty revenue from the affected properties may be uncertain.

In addition, the RU Representative Shareholders’ representations under the RU Share Exchange Agreement with respect to the interests that were acquired from Altius Royalty Corporation expressly qualify that such royalty interests were acquired on an “as is” basis, which means that such royalty or participation interests may be subject to defects, encumbrances, or limitations not reflected in available documentation or otherwise disclosed to the Company and that the Company may have reduced recourse in the event that the terms, validity, or enforceability of such royalty interests are not as anticipated, and therefore.

In addition, as of the date of this filing, the following documents referenced in or necessary to confirm the full scope of Royal Uranium’s royalty and other interests have not been made available to the Company: (1) certain royalty agreements for certain uranium properties, leaving the royalty rate, calculation formula, payment terms, and geographic scope of those interests unverifiable from available documents alone; (2) the complete mineral claim schedules for certain Saskatchewan, Canada-related royalties, preventing confirmation of the precise geographic boundaries of those interests; and (3) one required third-party consent to assignment (from the operator of two Saskatchewan, Canada-related royalties) that has not been confirmed as executed. Until these documents are obtained and reviewed, the Company cannot fully confirm the terms, enforceability, or geographic scope of all interests held by Royal Uranium, and there is a risk that the actual terms of the missing agreements may differ materially from what has been represented or assumed in the Company’s valuation and due diligence processes.

The fragmented structure of Royal Uranium’s royalty and other interests – spanning 19 project areas, multiple counterparties, numerous underlying agreements, and several legal jurisdictions – introduces additional complexity and risk. Each royalty agreement was negotiated independently, often by different parties at different times, and the specific terms governing calculation methodology, permissible deductions, payment timing, buydown mechanics, transfer restrictions, information rights, and dispute resolution vary from agreement to agreement. These differences mean that even royalties with nominally identical rates (e.g., 2% NSR) may produce materially different economic outcomes depending on the breadth of permitted deductions, the definition of “net smelter returns” or “uranium sales price” used in a particular agreement, and whether the royalty is triggered by any gross production or only upon achievement of a certain other standard of production as defined therein, and which may be further modified by local laws or regulations. The Company will be required to monitor and enforce compliance across numerous counterparties, each with different financial profiles, operational capabilities, and incentives. A default, insolvency, or operational failure by any single counterparty could eliminate revenue from one or more royalties without affecting the others, making it difficult to predict aggregate royalty performance. Additionally, certain royalties are held through subsidiaries of Royal Uranium rather than directly by Royal Uranium, adding structural complexity to enforcement and potentially subjecting the interests to the subsidiary’s own creditor claims or regulatory requirements. Missing documentation relating to certain royalty and other interests held by Royal Uranium may increase the Company’s inability to confirm and enforce any rights that Royal Uranium may hold. The lack of standardization across the royalty and other interests increases the administrative burden of managing such interests, the risk of overlooked contractual obligations or deadlines, and the potential for disputes regarding the interpretation of individual agreements, any of which could have a material adverse effect on the Company’s ability to realize the anticipated value of the royalty and other interests.

Certain of Royal Uranium’s royalty interests have been impaired or written off due to abandonment or lapse of underlying mineral claims by operators, and similar events may occur with respect to other royalties in the portfolio.

Royal Uranium’s audited consolidated financial statements for the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024 state that Royal Uranium recorded a “write down of royalty assets” of C$1,957,000, and Note 6 to such financial statements states that “During the period from January 14, 2024 to December 31, 2024, the Company recorded an impairment loss of $1,957,000 on royalty assets attributable to the NSR royalties acquired from Summit Royalties [Ltd. (formerly Eagle Royalties Ltd.)].” Specific events that may account for some, but not all, of this aggregate write down or impairment loss are described in Note 6 to such financial statements, as follows:

●	With respect to what is referred to as the Perpete Lake Project in Saskatchewan, Canada: “During the period ended December 31, 2024, Eagle Plains [Resources Ltd.] discontinued its ownership of the claims comprising this property. As a result, the NSR royalty is no longer in effect. [Royal Uranium] recorded a write down of royalty interests for the full amount of the acquisition costs that had been allocated to this royalty interest, being [C]$91,023, during the year ended December 31, 2024.”

●	With respect to what is referred to as the Pine Channel South Project in Saskatchewan, Canada: “Subsequent to December 31, 2024, Pegasus [Resources Inc.] discontinued its ownership of the claims comprising this property. As a result, the NSR royalty is no longer in effect. [Royal Uranium] recorded a write down of royalty interests for the full amount of the acquisition costs that had been allocated to this royalty interest, being [C]$22,757, during the year ended December 31, 2024.”

●	With respect to what is referred to as the Shasko Bay Project in Saskatchewan, Canada: “Certain of the mineral claims underlying this NSR royalty were allowed to lapse. As a result, [Royal Uranium] recorded a write down of royalty interests in the amount of [C]$45,512, during the year ended December 31, 2024.”

●	With respect to what is referred to as the PLS Regional Project (North William River) in Saskatchewan, Canada: “Certain of the mineral claims underlying these NSR royalties were allowed to lapse. As a result, [Royal Uranium] recorded a write down of royalty interests in the amount of [C]$273,070, during the year ended December 31, 2024.”

There can be no assurance that similar events will not occur with respect to other royalty and other interests held by Royal Uranium. Such royalty and other interests are passive interests, and the holder has no ability to require operators to maintain mineral claims in good standing, to continue exploration or development activities, or to bring properties into production. If operators abandon additional properties, allow claims to lapse, or fail to maintain required permits or licenses, the corresponding royalty interests could become worthless, and the Company may be required to record further impairment or write down charges. Any such impairments or write downs could have a material adverse effect on the Company’s financial condition, results of operations, and the carrying value of its assets.

The Company’s access to operational data and audit rights varies significantly across Royal Uranium’s royalty and other interests, and confidentiality obligations under certain royalty agreements may prevent the Company from disclosing material non-public information.

Royal Uranium is not the owner or operator of any of the properties underlying Royal Uranium’s royalties and other interests and has no input in the exploration, development or operation of such properties. Consequently, the Company will have limited access to related exploration, development or operational data, including information underlying resource and reserve estimates, or to the properties themselves. The scope of information rights varies significantly across Royal Uranium’s royalty and other interests. Certain agreements provide relatively robust information rights, including quarterly reporting of royalty calculations with supporting documentation, and a right to audit the operator’s books and records (with the operator bearing audit costs if an understatement exceeding a specified threshold, typically 3% to 5%, is identified). Other agreements provide more limited reporting obligations that are triggered only upon commencement of commercial production. Still other agreements, including that which governs what the Company considers Royal Uranium’s most valuable uranium royalty interest (accounting for approximately 66% of the indicative value of certain royalty and other interests held by Royal Uranium), provide no audit, inspection, or reporting rights to the royalty holder at all. This lack of uniform or robust information rights across Royal Uranium’s royalty and other interests could affect the Company’s ability to assess the value of a royalty or other interest, to verify the accuracy of royalty calculations, and to identify underpayments in a timely manner. It could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying Royal Uranium’s royalties and other interests. Royal Uranium’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections.

In addition, certain of Royal Uranium’s royalty agreements contain confidentiality provisions that restrict disclosure of information received from the operator. Where such provisions apply, the Company may not be in a position to publicly disclose related non-public information, even if such information is material. This limited access to data and disclosure regarding the exploration, development and production of minerals and natural gas from the properties in which Royal Uranium holds an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s future business, results of operations and financial condition. Moreover, the Company’s inability to disclose non-public information may, to the extent that such information is material, conflict with the Company’s public disclosure obligations under U.S. federal securities laws or other applicable laws and regulations, and could result in significant liability under such laws and regulations.

The Company will have no control over the operational decisions of owners and operators.

The Company and Royal Uranium will not be directly involved in the exploration, development and production of minerals and natural gas from, or the continued operation of, the mineral and natural gas projects underlying the royalties and other interests held by Royal Uranium. The exploration, development and operation of such properties is determined and carried out by third party owners and operators thereof and any revenue that may be derived from Royal Uranium’s royalty and other interests will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner and timing in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property.

The interests of third-party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties and other interests held by Royal Uranium.

In addition, the owners or operators may take action contrary to the Company’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with Royal Uranium; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with Royal Uranium.

Royal Uranium may not be entitled to any compensation if the properties in which Royal Uranium holds royalties and other interests discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which Royal Uranium holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which Royal Uranium has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator.

Therefore, the Company’s inability to control or influence the exploration, development or operations for the properties in which Royal Uranium holds royalties and other interests may have a material adverse effect on the Company’s future business, results of operations and financial condition.

The Company may be unable to collect payments from owners and operators.

The Company’s ability to benefit from any of the royalties held by Royal Uranium will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties and other interests held by Royal Uranium. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. Royal Uranium’s rights to payment under royalties and other interests must, in most cases, be enforced by contract without the protection of a security interest over property that could be readily liquidated. This lack of security may inhibit Royal Uranium’s ability to collect outstanding royalties in the event of a default. In the event of bankruptcy, insolvency or other arrangement of an operator or owner, Royal Uranium will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

A majority of Royal Uranium’s royalties relate to assets that are non-producing or do not have established mineral reserves under U.S. or Canadian disclosure standards.

A substantial majority of Royal Uranium’s royalty interests are on non-producing properties, or on properties that do not have established mineral reserves or proved natural gas reserves under applicable Canadian or United States disclosure standards. There is also a risk that production or development plans on any of the sites may change. These and any future royalty or other interests Royal Uranium may hold may not achieve production or produce any revenues. While the discovery of uranium or natural gas deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines or wells. Major expenditures may be required to locate and establish mineral reserves or natural gas reserves, to develop extraction and development processes and to construct mining, drilling, processing and production facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties and other interests held by Royal Uranium will result in profitable commercial mining or natural gas production operations. Whether a mineral or natural gas deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade or deliverability, and proximity to infrastructure; commodity prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals or natural gas and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying Royal Uranium’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying Royal Uranium’s current or future interests will be brought into or will maintain a state of commercial production.

The failure of any of the properties underlying Royal Uranium’s non-producing interests to achieve production on schedule or at all would have a material adverse effect on Royal Uranium’s asset carrying values or the other benefits the Company expects to realize from Royal Uranium’s royalties and other interests or the acquisition of royalty interests, and potentially our future business, results of operations, cash flows and financial condition.

Contractual rights to royalties and other interests may not be honored by operators of a project or other counterparties.

Royalties and similar interests are typically contractually based. Parties to contracts do not always honor contractual terms, and contracts themselves may be subject to interpretation or technical defects. Disputes could arise challenging, among other things, methods for calculating the royalty interest; various rights of the operator or third parties in or to the royalty interest or the underlying property; the obligations of a current or former operator to make payments on royalty interests; and various defects or ambiguities in the agreement governing a royalty interest.

Operators and other parties to the agreements governing Royal Uranium’s existing or future royalty or other interests may interpret Royal Uranium’s interests in a manner adverse to us or otherwise may not abide by their contractual obligations. Non-performance by Royal Uranium’s counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, Royal Uranium may not be able to secure similar agreements on as-competitive terms or at all.

To the extent grantors of royalties and other interests held by Royal Uranium do not abide by their contractual obligations, Royal Uranium may be forced to take legal action to enforce its contractual rights. Such litigation may be time-consuming and costly, and Royal Uranium may or may not be successful in enforcing its rights. Should any such decision be determined adversely to Royal Uranium, such failure could have a material adverse effect on the Company’s future business, results of operations and financial condition. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfill their contractual obligations in the future.

There may be defects in or disputes relating to the existence, validity, enforceability, terms and geographic extent of Royal Uranium’s royalties and other interests, which would prevent us from realizing the anticipated benefits from these interests.

Defects in or disputes relating to the royalty interests Royal Uranium holds or may acquire may prevent us from realizing the anticipated benefits from these interests and could have a material adverse effect on the future business, results of operations, cash flows and financial condition of the Company. Material changes could also occur that may adversely affect management’s estimate of the carrying value of Royal Uranium’s royalty interests and could result in impairment charges. While the Company seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty interests Royal Uranium holds or may acquire, there can be no assurance that disputes or other problems concerning these, and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the agreement reflecting the royalty interest. Similarly, in many jurisdictions, royalty interests are contractual in nature, rather than interests in land, and therefore may be subject to risks resulting from change of control, bankruptcy or insolvency of operators, and Royal Uranium’s royalty interests could be materially restricted or set aside through judicial or administrative proceedings. The Company’s future financial condition and results of operations will also be negatively impacted as a result of an event of insolvency or bankruptcy involving the owners or operators of the properties underlying Royal Uranium’s interests.

Some of Royal Uranium’s royalty and other interests are subject to adverse buy-down right provisions, pre-emptive rights, or consent-to-assign restrictions, which may significantly reduce anticipated revenue from, or impair the transferability of, such interests.

Some royalty and other interests held by Royal Uranium are subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the royalty, or pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty or other interest of Royal Uranium. Any compensation received as a result may be significantly less than what the Company had anticipated for the applicable interest and may have a material adverse effect on its future results of operations, financial position and business.

In addition, certain of Royal Uranium’s royalty agreements contain consent-to-assign provisions that restrict the ability of the royalty holder to sell, assign, or otherwise transfer its interest to a non-affiliate without first obtaining the written consent of the operator or other counterparty (such consent not to be unreasonably withheld). Accordingly, any future sale, assignment, pledge, or other disposition of this royalty interest by Royal Uranium to a non-affiliated third party would require the prior consent of such operator or other counterparty. There can be no assurance that consent will be granted in a timely manner or at all in the context of a future transaction. A refusal or delay in granting consent could impair the Company’s ability to monetize, transfer, or restructure its most valuable royalty interest, could reduce the pool of potential acquirers or financing counterparties willing to transact in respect of such interest, and could have a material adverse effect on the liquidity and realizable value of the Company’s royalty portfolio.

Moreover, this consent-to-assign restriction is distinct from a right of first refusal or right of first offer because it gives the counterparty an affirmative veto right over proposed transfers rather than merely a right to match or be offered the transaction on equivalent terms. If the Company seeks to transfer, pledge, or otherwise deal with this royalty interest and the counterparty withholds consent – or conditions consent on terms unfavorable to the Company – the Company may be unable to consummate the desired transaction, and any resulting dispute could give rise to litigation or arbitration costs and delays that would further impair the value of the interest.

Project costs may reduce Royal Uranium’s future royalty returns and the Company’s potential revenue from any resulting payments.

Net profit interest royalties and other interests allow the operator to account for the effect of certain costs on the project before calculating a royalty, including, typically, costs of labor, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Payments under such royalties generally only begin after payback of capital costs and ongoing operating costs and some also allow deductions for prior exploration and interest costs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of the Company and can have a dramatic effect on the revenue payable on these royalties and other interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by Royal Uranium. This, in turn, will affect overall revenue that could be generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

We may not realize benefits from Royal Uranium’s interests due to lack of financing available to owners and operators for the exploration, development and production of minerals and natural gas underlying Royal Uranium’s interests.

Due to their size and scale, the success of resource-based projects often depends on the ability of the owners to raise the capital required to successfully explore, develop and operate a project. As such, the Company’s ability to generate revenues from its interests can be dependent on the underlying operators’ ability to secure financing when required. This ability may be affected by, among other things, general economic and market conditions. Any inability of the operators of the projects underlying the Company’s interests to raise required financing for such projects on favorable terms or at all may impact the future prospects of such interests and have a material and adverse effect on the Company’s results of operation and financial condition.

Physical risks relating to the development of any mineral and natural gas assets underlying Royal Uranium’s royalties and other interests may significantly reduce any potential revenues from, and the value of, such interests.

Mineral exploration, development and production generally involves a high degree of physical risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals and natural gas, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other such events could shut down such activities temporarily or permanently. Mineral and natural gas exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas in connection with mineral operations, which may result in environmental pollution and consequent liability for the owners or operators thereof. Additionally, operators are subject to the risks that they will not receive and/or maintain required licenses and permits for the operations or risks. The exploration for, and development, mining and processing of, mineral and natural gas deposits involve these and other significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. As a result, any potential revenues that we may generate from Royal Uranium’s royalty and other mineral and natural gas asset interests, and any value that may be attributable to such interests, may be significantly impaired or limited due to owner and operators’ failure to avoid or mitigate these physical risks.

Title, permit or licensing disputes related to any of the properties in which Royal Uranium holds royalties and other interests may adversely affect any anticipated benefits from such interests.

Royal Uranium’s royalties and other interests are subject to the risk that operators of mining projects or natural gas projects and holders of exploration or mining claims, tenements, concessions, leases, licenses or other interests in land, minerals, or natural gas may lose their exploration, production, or mining rights, allow them to expire, or have their rights to explore, mine, drill, or produce contested by private parties or the government. Internationally, exploration, mining, and production tenures and leases are subject to loss for many reasons, including expiration, failure of the holder to meet specific legal qualifications, failure to establish a deposit or reserve capable of economic extraction or commercial production, failure to pay maintenance or rental fees or meet expenditure or work requirements, reduction in geographic extent upon passage of time or upon conversion from an exploration tenure or license to a production or mining tenure or lease, failure of title, expropriation and similar risks. If title to exploration, mining, or production tenures or leases subject to Royal Uranium’s royalty and other interests has not been properly established or is not properly maintained, or is successfully contested, then Royal Uranium’s royalty and other interests could be adversely affected, and therefore adversely affect any anticipated benefits to the Company from such interests.

Excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties underlying Royal Uranium’s royalties and other interests may adverse effect any anticipated benefits from such interests.

Many of the projects or properties in which Royal Uranium holds an interest are in the permitting, construction, development and/or expansion stage and such projects are subject to numerous risks including, but not limited to, delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits or licenses, changes in environmental or other regulations, currency exchange rates or controls, labor shortages, cost escalations and fluctuations in mineral and natural gas prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, licensing, construction, development and/or expansion of such projects in accordance with current expectations or at all.

Market prices and demand for uranium and the assets underlying Royal Uranium’s other royalty and other interests may be adversely affected as a result of geopolitical factors.

Some of the properties on which Royal Uranium holds royalties and other interests are located in Canada, Argentina and Colombia. In addition, potential other investments and physical uranium acquisitions may expose the Company to additional jurisdictions. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to risks commonly associated with conducting business in foreign countries and cross-border trade. These risks include, depending on the country, nationalization or expropriation (with or without fair compensation), social unrest, political instability and war, terrorism, changes in government policy or leadership, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls, import or export bans, economic sanctions and other restrictive measures, changes in customs, taxation or royalties, and disruptions to transportation, insurance and financial markets. Similar geopolitical factors may affect the broader nuclear fuel cycle, including the availability and pricing of conversion services, enrichment, and related logistics.

These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties and other interests held by Royal Uranium, restrict the movement of funds, impair hedging, settlement, trade finance or insurance arrangements, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. Sanctions, export controls and other restrictive measures adopted by the United States, Canada, the European Union, the United Kingdom or other jurisdictions – whether targeting Russia, Iran or other countries, sectors or persons – and any counter-measures, as well as so-called secondary sanctions that could impact non-sanctioned counterparties, may alter global supply chains, trading venues and payment channels for uranium and nuclear-fuel services. Even if Royal Uranium has no interests or direct counterparties in the jurisdictions at issue, such measures and related geopolitical developments may create price volatility, reduce market liquidity, increase transportation, insurance and compliance costs, disrupt physical deliveries and settlement, and adversely affect the owners and operators of properties underlying Royal Uranium’s interests. Any of these factors could have a material adverse effect on the Company’s future business, results of operations and financial condition.

Changes in general economic, financial, market and business conditions in the industries in which uranium is used could adversely affect the Company’s future financial condition and results of operations.

The international uranium industry, including the supply of uranium concentrates, is relatively small, highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing and trade of uranium is subject to potential changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and taxes). International agreements, governmental policies and trade restrictions are beyond the control of the Company. Changes in regulatory requirements, customs, duties or taxes may affect the supply of uranium to the United States and Europe, which are currently the largest consumption markets for uranium in the world, as well as the future of supply to developing markets, such as China and India. The supply of uranium is affected by a number of international trade agreements and government legislation and policies. These and any similar future agreements, governmental legislation, policies or trade restrictions are beyond our control and may affect the supply of uranium available in the United States, Europe and Asia, the world’s largest markets for uranium. There is no assurance that the United States or other governments will not enact legislation or take other actions that restricts who can buy or supply uranium or facilitates a new supply of uranium. Any political decisions about the uranium market could affect the prospects of the projects underlying our royalty and other interests, the price of uranium and adverse impact the Company’s future financial condition and results of operations.

Mineral and natural gas reserve and mineral and natural gas resource estimates are inherently uncertain, and actual results may differ materially from such estimates, which could have a material adverse effect on our future business, results of operations and financial condition.

Any estimated mineral reserves and resources, or estimated natural gas reserves and resources, on properties underlying the royalties and other interests held by Royal Uranium are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals or natural gas will be produced. Actual mineralization, geological formations, or reservoir characteristics may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves or proved and probable natural gas reserves on properties underlying the royalties and other interests held by Royal Uranium unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization or lower-deliverability natural gas formations uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or natural gas reservoirs, or the processing of new or different ore grades, or changes in well performance, may cause reserves to be reduced or not extracted.

Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral or natural gas deposit may also be impacted by other attributes of a particular deposit, such as size, grade or deliverability, and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals or natural gas and environmental protection; and by political and economic stability. Any resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or well data or other limited information, which is not necessarily indicative of the conditions between and around drill holes or wells. It should not be assumed that any part or all of the mineral or natural gas resources on properties underlying the royalties and other interests held by Royal Uranium constitute or will be converted into reserves.

Mining and natural gas companies may fail to replace mineral or natural gas reserves depleted by production, which could reduce the income the Company would have expected to receive from a particular mineral or natural gas royalty or other interest.

Mines and natural gas wells have a limited time of operation as a result of the proven and probable mineral or natural gas reserves attributed to a specific mine or well. A mining or natural gas company operating a specific mine or well will be required to replace and expand mineral or natural gas reserves depleted by a mine’s or well’s production to maintain production levels over the long term. It is generally not possible to replace depleted mineral or natural gas reserves without exploration, locating new deposits or formations, or acquiring new mines, wells, or projects. Mineral exploration and natural gas exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization or a natural gas prospect. There is no assurance that current or future exploration programs conducted by mining or natural gas companies will be successful. There is also no assurance that new deposits or natural gas formations will be located or that new mines, wells, or projects will be acquired to replace depleted mineral or natural gas reserves. Therefore, there is a risk that the depletion of mineral or natural gas reserves by mining or natural gas companies on the projects underlying Royal Uranium’s interests will not be replenished by discoveries or acquisitions which could reduce the income the Company would have expected to receive from a particular interest.

Public rejection of nuclear energy would have a material adverse impact on the Company’s anticipated business relating to Royal Uranium’s uranium royalties or similar interests.

The growth of the uranium and nuclear energy industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. The nuclear industry is affected by unique political, technological and environmental factors. Accordingly, the industry is subject to public opinion risks, which could have an adverse impact on the demand for nuclear power and result in increased government regulation. An accident at a nuclear reactor anywhere in the world could impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear energy, which could have a material adverse effect on the Company due to its negative impact on anticipated revenues from Royal Uranium’s uranium royalties or similar interests.

The potential growth in alternatives to nuclear energy could adversely impact the market demand for uranium and revenues from royalties and other interests in uranium production.

Nuclear energy competes with other sources of energy, including natural gas, coal and hydroelectricity. These other energy sources are, to some extent, interchangeable with nuclear energy. Sustained lower prices of oil, natural gas, coal and hydroelectricity, as well as the possibility of developing other low-cost sources for energy, may result in lower demand for uranium. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and ultimately put additional pressure on the demand for uranium concentrates. If competing sources of energy gain market share from uranium, it could adversely affect the anticipated revenues to the Company from Royal Uranium’s uranium royalties or similar interests and result in an impairment of their value.

The absence of a public market for physical uranium may disincentivize production and reduce royalty payments, which could have a material adverse effect on the future financial condition of the Company.

There is no public market for the sale of physical uranium. The uranium futures market on the New York Mercantile Exchange does not provide for physical delivery of uranium, only cash on settlement, and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium producers may not be able to sell any physical uranium acquired at a desired price level for some time. The pool of potential purchasers and sellers is limited, and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several weeks to complete. The inability to sell any acquired uranium on a timely basis in sufficient quantities could disincentivize the production of uranium, and therefore could have a material adverse effect on the financial condition of the Company due to the lack of royalty payments from uranium production.

Natural gas exploration and production operations underlying Royal Uranium’s royalty interests are subject to extensive and evolving environmental laws and regulations that may materially reduce or delay potential royalty payments to the Company.

Natural gas drilling and production activities, including hydraulic fracturing, may generate air emissions, wastewater, and other waste streams that are subject to regulation under federal, state, provincial, and local environmental statutes, and the regulatory framework governing these activities has grown increasingly stringent in recent years. Certain jurisdictions have enacted or proposed moratoria, bans, or heightened permitting requirements on hydraulic fracturing or other stimulation techniques that are commonly used in natural gas production, which could curtail or prevent production on properties underlying Royal Uranium’s natural gas royalty interests. In addition, natural gas operations are subject to regulations governing methane emissions, flaring, water usage and disposal, and surface disturbance that may impose significant compliance costs on operators and reduce the net revenues from which royalty payments are calculated. If operators of properties underlying Royal Uranium’s natural gas royalty interests are unable to obtain or maintain required environmental permits, or if compliance costs materially increase capital or operating expenditures, the royalty payments received by Royal Uranium could be materially reduced, delayed, or eliminated, which would have a material adverse effect on the Company’s future revenues, results of operations, and financial condition.

The value of Royal Uranium’s natural gas royalty interests depends in part on the availability and capacity of pipeline and other transportation infrastructure to move natural gas from production sites to processing facilities and end-use markets, and constraints on such infrastructure could materially reduce royalty revenues.

Unlike minerals, which can typically be stockpiled and transported by truck, rail, or vessel, natural gas generally must be transported by pipeline, unless it is further processed into a form such as liquefied natural gas (“LNG”), and a lack of sufficient pipeline capacity or connectivity in the regions where properties underlying Royal Uranium’s natural gas royalties are located could force operators to curtail or shut in production, flare gas, or sell gas at steep discounts to prevailing market prices. The construction of new pipeline infrastructure is subject to lengthy and uncertain permitting processes, opposition from landowners, environmental groups, and Indigenous communities, and significant capital requirements, any of which may delay or prevent the development of adequate transportation capacity. In addition, disruptions to existing pipeline systems caused by equipment failure, extreme weather events, cyberattacks, or regulatory shutdowns could interrupt the flow of natural gas from producing properties and temporarily or permanently reduce royalty payments to the Company. If operators of properties underlying Royal Uranium’s natural gas royalty interests are unable to access adequate transportation infrastructure at reasonable cost, production and associated royalty revenues could be materially and adversely affected, which would in turn adversely affect the Company’s future business, results of operations, and financial condition.

Natural gas prices are subject to extreme short-term volatility driven by weather patterns, seasonal demand fluctuations, and storage inventory levels, which could cause significant and unpredictable variations in the royalty revenues the Company could potentially receive from Royal Uranium’s natural gas interests.

Because natural gas is used extensively for heating and electricity generation, unusually warm winters or cool summers can sharply reduce demand and depress prices, while severe cold weather can cause price spikes that may not be sustained. Natural gas storage levels, which are closely monitored by market participants, can amplify price movements: high storage inventories tend to suppress prices, while low inventories can trigger rapid price increases that incentivize short-term production but may not reflect long-term economic viability. Unlike uranium, for which prices are negotiated in a relatively illiquid bilateral market over longer contract cycles, natural gas is traded on liquid commodity exchanges where prices can move dramatically within a single trading session, and operators of properties underlying Royal Uranium’s natural gas royalties may reduce or suspend production during periods of sustained low prices. Additionally, the growing availability of liquefied natural gas and the expansion of global LNG trade have introduced new sources of supply competition that may exert downward pressure on regional natural gas prices in the markets where Royal Uranium’s interests are located. A sustained or significant decline in natural gas prices could materially reduce royalty payments, impair the carrying value of Royal Uranium’s natural gas royalty interests, and adversely affect the Company’s future revenues, financial condition, and results of operations.

Changes in legislation, including permitting and licensing regimes and taxation policies, could adversely affect any anticipated revenues from Royal Uranium’s royalties or similar interests.

The properties on which Roya Uranium holds a royalty or other interest are located in multiple legal jurisdictions and political systems. There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws, may not be renewed as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or uranium operations. These are matters over which the Company has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates and controls, export controls, environmental protection, labor relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect the ability to undertake exploration and development on, production from, or make payments based on, the properties in which Royal Uranium holds a royalty or other interest. Any such changes could therefore materially adversely affect the Company’s future business, financial condition and results of operations.

The spread of illness or other public health emergencies could result in the delay, suspension or termination of exploration, development or operational activities at the projects underlying Royal Uranium’s royalty or other interests.

Pandemics and other public health crises may impact the ability of the owners and operators of the properties underlying Royal Uranium’s royalty and other interests to conduct activities at, or operate, such properties. The global economy, mineral prices and financial markets have experienced, and may in the future experience, significant volatility and uncertainty due to the effects of the spread of illness or other public health emergencies. Travel and other restrictions could limit or delay business activities. Volatility in mineral prices and the global economy resulting from pandemics or other public health emergencies, could result in the delay, suspension or termination of exploration, development or operational activities at the projects underlying Royal Uranium’s royalty or other interests, which could adversely impact the Company’s future financial condition and results of operations.

Commodities price risks may adversely affect anticipated revenue derived by the Company from Royal Uranium’s royalty and other interests.

The value that the Company anticipates that it will derive from Royal Uranium’s royalty and other interests is directly tied to uranium and natural gas market prices. Additionally, the value of Royal Uranium’s royalty interests, including the amount of payment thereunder, and the potential future development of the projects underlying its interests are directly related to the market price of the respective commodity. Uranium and natural gas prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the United States dollar and other currencies, geopolitical events in significant mining countries and a number of other factors. Such external economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Any such price decline may have a material adverse effect on the Company’s future business, results of operations and financial condition.

The Company may fail to identify, negotiate, or complete future acquisitions of royalties and other interests on favorable terms, and any completed acquisitions may increase leverage or dilute existing shareholders, which could ultimately fail to benefit the Company.

In the ordinary course of business, the Company engages in a continual review of opportunities to acquire royalties and other interests. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favorable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company. The Company may consider obtaining debt commitments for acquisition financing. In the event that the Company chooses to raise debt capital to finance any acquisition, its leverage may be increased. The Company may also issue ordinary shares to fund acquisitions. Issuances of ordinary shares could dilute existing shareholders and may reduce some or all of the Company’s per share financial measures.

The Company faces significant competition and pricing pressure in acquiring royalties and other interests.

Many companies are engaged in the acquisition of royalties and other interests, including large, established companies with substantial financial resources and long earnings records. Moreover, there is only a limited number of active uranium and natural gas projects globally and, accordingly, there will be limited opportunities for additional acquisitions and investments by the Company. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staff. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties and other interests. In addition, the Company may be unable to acquire royalties and other interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Regulations and political or economic developments in any of the jurisdictions where properties in which Royal Uranium holds royalties and other interests are located may adversely impact the Company’s future financial condition and results of operations.

Royal Uranium’s royalty interests are located in Canada, Colombia and Argentina. Acquisitions of other royalty interests may expose the Company to additional jurisdictions. Royal Uranium’s activities and those of the operators of properties on which it holds royalty interests are subject to the risks normally associated with conducting business in foreign countries or within the jurisdiction of Indigenous peoples that may be recognized as sovereign entities.

These risks may impact the operators of Royal Uranium’s interests, depending on the jurisdiction, and include such things as:

●	expropriation or nationalization of mining property;

●	seizure of mineral production;

●	exchange and currency controls and fluctuations;

●	limitations on foreign exchange and repatriation of earnings;

●	restrictions on mineral production and price controls;

●	import and export regulations, including changes to trade policies, tariffs, trade sanctions and restrictions on the export of uranium;

●	changes in legislation and government policies, including changes related to taxation, government royalties, tariffs, imports, exports, duties, currency, foreign ownership, foreign trade, foreign investment and other forms of government take;

●	challenges to mining, processing and related permits and licenses, or to applications for permits and licenses, by or on behalf of regulatory authorities, Indigenous populations, non-governmental organizations or other third parties;

●	changes in economic, trade, diplomatic and other relationships between countries, and the effect on global and economic conditions, the stability of global financial markets, and the ability of key market participants to operate in certain financial markets;

●	high rates of inflation;

●	labor practices and disputes;

●	enforcement of unfamiliar or uncertain foreign real estate, mineral tenure, contract, water use, mine safety and environmental laws and policies;

●	renegotiation, nullification or forced modification of existing contracts, licenses, permits, approvals, concessions or the like;

●	war, crime, terrorism, sabotage, blockades and other forms of civil unrest, and uncertain political and economic environments;

●	corruption;

●	exposure to liabilities under anti-corruption and anti-money laundering laws, including the United States Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions to which the Company, but not necessarily the Company’s competitors, may be subject;

●	suspension of the enforcement of creditors’ rights and shareholders’ rights; and

●	loss of access to government-controlled infrastructure, such as roads, bridges, rails, ports, power sources and water supply.

These risks may limit or disrupt the exploration and development of mines or projects on which Royal Uranium holds royalty and other interests, restrict the movement of funds, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and could have a material adverse effect on the Company’s future business, results of operations, cash flows and financial condition.

Royal Uranium’s obligation to issue additional shares under the Debt Settlement Agreement with Summit Royalties Ltd. may not be extinguished by the Securities Exchange, which could result in additional dilution for the Company.

Royal Uranium is party to a Debt Settlement Agreement, dated December 3, 2025, with Summit Royalties Ltd. (formerly, Eagle Royalties Ltd.) (the “Debt Settlement Agreement”), pursuant to which Royal Uranium agreed to settle all obligations under a secured promissory note dated June 14, 2024 in the original principal amount of C$1,250,000. Under the Debt Settlement Agreement, Royal Uranium issued 3,500,000 common shares and agreed that, to the extent a “Going Public Event” (as defined in the underlying promissory note) has not occurred prior to October 31, 2026, it will issue an additional 600,000 common shares (the “Additional Settlement Shares”) to Summit Royalties. Although the Company believes that the Securities Exchange will constitute a Going Public Event, there can be no assurance that this interpretation will not be challenged. If the obligation to issue the Additional Settlement Shares is not extinguished, shareholders would experience dilution beyond what is contemplated by the Securities Exchange. Any dispute regarding the Debt Settlement Agreement could also result in litigation, settlement costs, or other adverse effects on the Company’s financial condition and results of operations.

Compliance with laws and regulations relating to environmental, social and governance matters.

Exploration, development and mining are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations intended to ensure the protection of the environment are constantly changing and evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Furthermore, mining may be subject to significant environmental and other permitting requirements regarding the use of raw materials needed for operations, particularly water and power. Concerns regarding climate change have resulted in international, national and local treaties, legislation and initiatives that affect mineral and natural gas exploration and production, including those intended to reduce industrial emissions and increase energy efficiency. Compliance with all such laws and regulations, treaties and initiatives could increase permitting requirements, result in stricter standards and enforcement, and require significant increases in capital expenditures and operating costs by operators of properties subject to Royal Uranium’s interests. Further, breach of an environmental law, regulation, treaty or initiative may result in the imposition of fines and penalties or other adverse impacts on operators and their properties, which may be material. If an operator is forced to incur significant costs to comply with environmental laws and regulations, treaties and initiatives or becomes subject to related restrictions that limit its ability to develop its projects, or expand operations, or if an operator were to lose its right to use or access power, water or other raw materials necessary to operate a mine or project, or if the costs to comply with such laws and regulations, treaties and initiatives materially increased the capital or operating costs on the properties where Royal Uranium holds royalties, our future revenues could be reduced, delayed or eliminated.

Fluctuations in the market prices of uranium and natural gas could materially and adversely affect the Company’s results of operations, financial condition, and the value of its securities.

Royal Uranium’s sole assets and business consist or may consist of royalties derived from production of uranium, natural gas, and other commodities. As a result, the Company’s revenues, financial condition, and the value of its securities may be directly dependent on the prevailing market prices of uranium, natural gas, and other commodities, which are subject to significant fluctuation based on numerous factors beyond the Company’s control, including global supply and demand dynamics, geopolitical events, government regulation and policy (including policies relating to nuclear energy and natural gas development), technological changes, the availability and cost of substitute energy sources, currency exchange rate movements, and general macroeconomic conditions. The Company does not mitigate the impact of commodity price declines through operational adjustments, cost reductions, or hedging at the production level, and the Company does not currently utilize any derivative contracts or other financial instruments to hedge its exposure to commodity price fluctuations. A sustained decline in the market price of uranium, natural gas, or other commodities could materially reduce the royalty payments received and, consequently, materially and adversely affect the Company’s future revenues, financial condition, and results of operations.

Risks Related to Our Alternative Energy Services

Our business may be adversely affected by execution risks in alternative energy projects and our dependence on third parties.

We are exposed to significant execution, schedule, and performance risks in connection with alternative energy projects, including engineering, procurement, installation, and commissioning of special energy systems or refueling stations. These projects require specialized equipment and integration of multiple subsystems and are dependent on timely completion of design work, supply chain availability, factory acceptance, site readiness, and conformity with safety and environmental standards. Delays or defects in equipment, engineering or construction activities, permitting or interconnection, and cost escalation may prevent projects from meeting expected delivery and performance milestones.

Our ability to deliver and monetize these projects depends on the performance of strategic partners, suppliers, and counterparties, as well as their financial stability and operational capacity. Failure by any third party to satisfy contractual obligations, secure required approvals, or coordinate site activities could result in liquidated damages exposure, warranty and remediation costs, customer disputes, and revenue deferral or loss. In addition, counterparties may seek to renegotiate or terminate agreements due to market conditions, regulatory developments, or financing constraints. Any of these factors could materially adversely affect our results of operations, cash flows, and reputation, and could impair our ability to win future projects in our target markets.

Our participation in joint ventures, reliance on project financing, and exposure to biomass-powered steam projects may adversely affect our business and results of operations.

We have entered into a joint venture arrangement to develop and operate biomass-based energy projects, which involve complex governance frameworks, shared decision rights, and reliance on our partners for critical technology, fabrication, and on-the-ground execution. Joint ventures inherently expose us to risks relating to disagreements over budgets, schedules, and strategic priorities; constraints imposed by shareholder agreements; and the need for continued alignment with partners for regulatory compliance, permitting, and community engagement. If project economics, timelines, or operating performance fall short of expectations, we may not achieve the anticipated returns or repayment of our investment.

Biomass-powered steam generation projects also carry risks relating to feedstock availability, price volatility, and quality specifications, as well as uncertainties around verification, certification, and monetization of carbon credits and related attributes. Counterparty performance under long-term offtake or steam supply agreements may be affected by macroeconomic conditions, credit stress, or changes in regulation and carbon markets. Projects in new geographies may face heightened regulatory, political, permitting, and foreign exchange risks that could increase costs or delay commissioning. If these risks materialize, we could experience cost overruns, schedule slippage, reduced operating margins, or impairment of our equity interests and loans, any of which could have a material adverse effect on our business, financial condition, and results of operations.

The Company’s hydrogen infrastructure investment vehicle is dependent on a third-party investor that does not hold committed capital for any projects other than the initial approved project, and the €30 million deployment target may not be funded in full or at all.

On December 26, 2025, Bright Hydrogen Solutions, the Company’s wholly-owned subsidiary, entered into an Investment and Funding Agreement (the “Investment and Funding Agreement”) with a third-party investor (the “Third-Party Investor”) and Bright Hydrogen Holding Company Limited (the “Investment Company”). Pursuant to the Investment and Funding Agreement, the Third-Party Investor acquired the entire issued share capital of the Investment Company. In connection therewith, Bright Hydrogen Solutions was appointed as exclusive manager of the Investment Company and its project subsidiaries under a Management Services Agreement for a ten-year term.

The Investment and Funding Agreement contemplates a non-binding deployment target of up to €30,000,000 over a four-year funding period. While the Third-Party Investor has indicated that it holds capital sufficient to fund the initial approved project, such capital has not yet been contributed, and the Third-Party Investor will need to raise additional funds from other third-party investors and lenders to satisfy its remaining funding obligations over time. The Third-Party Investor controls the Investment Company’s board of directors and retains discretion over which projects are approved for funding. There can be no assurance that the Third-Party Investor will successfully raise or deploy capital on the anticipated timeline, or that all or any of the €30,000,000 deployment target will be funded.

The inability to deploy capital through the vehicle on the anticipated timeline could delay or prevent the development of the Company’s hydrogen project pipeline and adversely affect the Company’s business, financial condition, and results of operations. Bright Hydrogen Solutions is not exclusively dependent on the vehicle and may pursue projects independently or with alternative partners if the Third-Party Investor does not fund.

Investors should note that certain of the Company’s prior public statements – including in a press release dated December 29, 2025, the Company’s investor presentation dated May 2026, and a circular to shareholders dated May 15, 2026 – have characterized the vehicle as involving “Partner-committed capital” or used language suggesting a €30 million capital commitment. As described above, the Third-Party Investor does not hold committed capital and is required only to use commercially reasonable best efforts to raise and deploy funds for the first tranche; there is no binding commitment with respect to subsequent tranches. Statements relating to Bright Hydrogen Holding Company Limited and the hydrogen infrastructure investment vehicle that appear in any prior public communications are not incorporated by reference into this filing and do not form part of this risk factor disclosure. To the extent that any characterization in such materials conflicts with or supplements the description set forth above, investors should rely solely on the description and associated risks set forth herein and in the Company’s filings with the SEC.

Demand for alternative energy services is uncertain and dependent on government policies.

The Company’s engineering and advisory service offerings for hydrogen and biomass energy projects are partially dependent on the growth and adoption of alternative energies as a viable energy source. While global decarbonization efforts and policy initiatives may generally support alternative energy sources, the pace and scale of adoption remain uncertain. Many alternative energy projects rely on government incentives, grants, and regulatory mandates to be economically viable. Any reduction, delay, or withdrawal of such incentives could significantly impact demand for the Company’s services. Additionally, competition from more established alternative energy sources, such as wind, solar, and nuclear, may limit market growth, making it difficult for the Company to secure a strong customer base. In addition, some countries, particularly the United States, have cancelled major alternative energy projects in favor of policies supportive of fossil fuels. If the alternative energy services industry does not expand as anticipated, the Company’s ability to generate revenue and achieve profitability could be adversely affected.

The Company will face intense competition in the alternative energy services sector.

The alternative energy services industry is becoming increasingly competitive, with numerous established energy companies and engineering firms offering similar services. Many of these competitors have greater financial resources, established customer relationships, and extensive industry expertise, which may make it difficult for the Company to secure contracts and differentiate itself in the market. The Company’s ability to compete depends on its ability to demonstrate technical expertise, secure strategic partnerships, and deliver cost-effective solutions. Additionally, if competitors gain market dominance, the Company may struggle to maintain pricing power, reducing its potential profitability. Failure to compete effectively in this rapidly evolving sector could result in lower-than-expected revenue and limit the Company’s long-term viability.

Supply chain disruptions and cost increases could negatively impact the Company’s alternative energy business.

The Company’s ability to execute alternative energy projects efficiently will depend on the availability of critical components, including electrolyzers, storage systems, and engineering materials. Global supply chain disruptions, inflationary pressures, tariffs, or shortages in key materials could lead to increased project costs and delays, reducing profitability. Additionally, sourcing specialized equipment may require long lead times, which could impact project execution schedules and result in penalties or contract cancellations. The Company must also manage currency fluctuations and geopolitical risks that could affect its supply chain. If the Company is unable to secure reliable supply channels or mitigate cost increases, its financial condition and ability to compete in the alternative energy market could be significantly impacted.

The Company’s alternative energy business will be subject to complex and evolving regulatory requirements.

Alternative energy production, storage, and transportation are heavily regulated industries, requiring multiple permits, safety certifications, and compliance with environmental laws. The Company must adhere to stringent regulatory standards across different jurisdictions, which could lead to delays, increased compliance costs, or restrictions on project development. Additionally, evolving policies on safety, emissions, and energy infrastructure could impose new compliance burdens that require costly operational adjustments. Failure to obtain necessary approvals or comply with applicable laws could result in project cancellations, legal liabilities, or fines, materially impacting the Company’s ability to execute its business strategy.

Legal and contractual risks could adversely impact the Company’s alternative energy business.

The Company’s alternative energy engineering and advisory business exposes it to potential legal risks, including contractual disputes, liability claims, and regulatory enforcement actions. Given the complexity of hydrogen and biomass projects, disagreements over project specifications, delays, or performance guarantees could result in costly litigation or reputational damage. In particular, as hydrogen is a highly combustible gas, the Company must adhere to strict safety protocols to mitigate the risk of accidents, fires, or leaks. Any failure to meet safety standards could lead to liability claims, project cancellations, or regulatory penalties. If the Company becomes involved in legal disputes or compliance violations, it could face significant financial losses and operational disruptions.

The transition to an alternative energy advisory and engineering business may involve intellectual property risks.

As the Company shifts from proprietary hydrogen technology development to advisory and engineering services, it may face challenges related to intellectual property (IP) rights. The discontinuation of the Company’s former HEVO product line and the insolvency of Fusion Fuel Portugal may lead to disputes over former IP assets, patents, or trade secrets. Additionally, the Company must ensure that it does not infringe on third-party IP while developing its hydrogen and other alternative energy solutions. Any IP-related legal challenges could result in costly litigation, reputational harm, or limitations on the Company’s ability to commercialize its services. Protecting its IP while navigating potential disputes will be critical to the Company’s long-term success in the alternative energy industry. There is no assurance that the Company will succeed in protecting its IP, and if fails to do so, the Company’s results of operations and financial condition may be materially adversely affected.

If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy mix transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.

The market for our services is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy mix transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment, facilities, or work processes become obsolete, we may no longer be competitive, and our business and consolidated results of operations could be materially and adversely affected.

Our ability to operate and our growth potential could be materially and adversely affected if we cannot attract, employ, and retain technical personnel at a competitive cost.

Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to attract, employ, and retain technical personnel with the ability to design, utilize, and enhance these services and products. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease, and any growth potential could be impaired.

If we are unable to keep pace with technology developments in our industry, this could adversely affect our ability to win, maintain and grow market share.

The energy industry is subject to the introduction of new technologies, some of which may be subject to patent or other intellectual property protections. We cannot be certain that we will be able to provide services relating to new technologies on a timely basis or at an acceptable cost. The energy industry is highly competitive and dominated by a few large players that have resources to invest in new technologies. Our ability to continually provide competitive solutions and services can impact our ability to win, maintain and grow our market share and to negotiate acceptable commercial terms with our potential clients. If we are unable to acquire or develop competitive technology or deliver it to our clients in a timely and cost-competitive manner in the markets we serve, it could adversely affect our financial condition, results of operations and cash flows.

Our alternative energy services activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

Siting, development, and delivery of alternative energy services are subject to the risks of delay or cost overruns inherent in any industrial development project resulting from numerous factors, including but not limited to the following:

●	Difficulties or delays in obtaining, or failure to obtain, sufficient debt or equity financing on reasonable terms;

●	Failure to obtain all necessary government and third-party permits, approvals and licenses for the construction and operation of any of the proposed facilities;

●	Difficulties in engaging qualified contractors necessary to the construction of the contemplated project;

●	Shortages of equipment, material or skilled labor;

●	Natural disasters and catastrophes, such as hurricanes, explosions, fires, floods, industrial accidents, hostile military action and terrorism;

●	Unscheduled delays in the delivery of ordered materials;

●	Work stoppages, industrial and labor disputes;

●	Competition with other domestic and international hydrocarbon fuel suppliers and alternative energy providers;

●	Political and regulatory change in the countries in which we operate;

●	Unanticipated changes in domestic and international marked demand for and supply of hydrogen and biomass, which will depend in part on supplies of and prices for other alternative energy sources, coal, natural gas, liquified natural gas, crude oil and diesel, and the discovery of new sources of natural resources; and

●	Adverse general economic conditions.

Delays beyond the estimated development periods, as well as cost overruns, could increase the cost of completion beyond the amounts that are estimated, which could require additional sources of financing to fund the activities until the proposed project becomes operational (which could cause further delays). The need for more financing may also make the project uneconomic. Delays could also trigger penalties or termination of agreements with third parties, cause a delay in receipt of revenues projected from the project or cause a loss of one or more clients. As a result, any significant delay, whatever the cause, could be detrimental to our ability to provide valuable alternative energy engineering and advisory services, and could therefore have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

Our business is subject to the risks of earthquakes, fires, floods, tsunamis, pandemics, and other natural catastrophic events and to interruption by man-made problems such as technogenic catastrophic events, computer viruses or terrorism.

Alternative energy facilities and operations are vulnerable to damage or interruption from earthquakes, fires, floods, pandemics, power losses, explosions, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as a hurricane, earthquake, tsunami or flood, could have a material adverse effect on any alternative energy project, and insurance coverage may be insufficient to compensate us for losses that may occur. In addition, acts of terrorism, which may be targeted at power stations as crucial elements of a country’s infrastructure, could cause disruptions in our clients’ business or the economy as a whole. Alternative energy IT infrastructure may also be vulnerable to computer viruses, break-ins, denial-of-service attacks and similar disruptions from unauthorized tampering with our or our clients’ IT systems, which could lead to interruptions, delays and loss of critical data. We may not have sufficient protection or recovery plans in the event such a disaster should occur. As our clients rely heavily on physical infrastructure, computer and communications systems to conduct their business, such disruptions could negatively impact our ability to provide our alternative energy services and either directly or indirectly disrupt our clients’ or supplier’s businesses, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Gas Distribution Business

QIND’s management has concluded that factors raise substantial doubt about QIND’s ability to continue as a going concern.

QIND has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. QIND’s financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of QIND’s assets and potential contingent liabilities that may arise if QIND is unable to fulfill various operational commitments. In addition, the value of QIND’s securities, including the common stock of QIND, of which we own a majority interest, would be greatly impaired. QIND’s ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing. If QIND’s ability to generate cash flow from operations is delayed or reduced and QIND are unable to raise additional funding from other sources, QIND may be unable to continue in business. As discussed in the following risk factor, the Company may be substantially dependent on the continued performance of Al Shola Gas, QIND’s sole material revenue-generating operation. QIND’s doubted ability to continue as a going concern therefore presents a significant threat to our financial condition and results of operations, and the Company would be materially and adversely affected in the event should QIND fail as a going concern.

The Company may be substantially dependent on the financial performance and growth of Al Shola Gas, its sole material revenue-generating operation.

Al Shola Gas is the Company’s sole material revenue-generating business. For the fiscal year ended December 31, 2025, substantially all of the Company’s consolidated revenue was derived from the operations of Al Shola Gas, which generated a step-change in revenue following its first full-year consolidation. The Company’s other business segments – including its alternative energy engineering and advisory services and any future uranium and natural gas royalties – are not expected to contribute meaningful revenue in the near term. As a result, the Company’s ability to achieve revenue growth targets, fund corporate overhead, service indebtedness, and progress toward profitability is almost entirely dependent on the continued and expanding performance of a single operating business concentrated in a single geographic market. Any adverse development affecting Al Shola Gas – whether arising from the geopolitical conflict described elsewhere in these risk factors, the loss of key customers or contracts, operational disruptions, increased competition, regulatory changes, or a failure to execute on planned geographic expansion – could disproportionately and materially impair the Company’s consolidated financial condition and results of operations, with no other significant revenue source to offset such shortfall.

An investor presentation posted on the Company’s website on May 27, 2026 communicated a target of over 20% year-over-year revenue growth at Al Shola Gas, supported in part by Al Shola Gas’s existing base of over 38,000 recurring customers and its planned expansion into additional emirates beyond Dubai. Achieving this growth target is subject to significant execution risk, including the ability to retain existing customers and prevent churn in a competitive market, the successful entry into new geographic markets that may require additional permits, infrastructure investment, and local relationships, the timely deployment of additional delivery capacity (including LPG transport vehicles), and the sustainability of historical growth rates that may have been driven in part by favorable first-year consolidation effects or pent-up demand that may not recur. There can be no assurance that Al Shola Gas will achieve or sustain its stated growth targets, and a failure to do so could materially and adversely affect the Company’s revenue, profitability, and ability to service its financial obligations.

The investor presentation referenced in this section and elsewhere in these risk factors has not been filed with, or incorporated by reference into, any filing made by the Company with the SEC, and no statement contained therein is incorporated by reference herein.

The Company’s indirect and minority economic interest in Al Shola Gas limits its ability to control operations, extract cash, and direct strategic decisions at the operating level.

The Company’s economic interest in Al Shola Gas is held indirectly through a layered corporate structure. The Company holds a majority stake in QIND, which in turn owns 51% of the equity interests of Al Shola Gas. As a 51% owner, QIND holds a bare majority interest in Al Shola Gas. The remaining 49% is held by three individual shareholders. Under the ASG Purchase Agreement, effective operational control is retained by QIND’s existing management unless Al Shola Gas’s QIND-appointed board determines otherwise. However, the ASG Purchase Agreement is silent as to whether minority shareholders may have statutory or organizational-document-based rights that could restrict or frustrate the Company’s ability to cause Al Shola Gas to change its business practices, to hire or terminate key management personnel, to incur debt beyond existing facilities, or to undertake expansion, reduction, or other modifications to capital expenditures. Additionally, the ASG Purchase Agreement prohibits any party from assigning, transferring, or otherwise dealing with its rights or obligations under the ASG Purchase Agreement without consent, which may limit flexibility in restructuring ownership. Any such minority protections – whether arising under the Company’s constitutive documents, UAE corporate law, or otherwise – could restrict QIND’s, and therefore the Company’s, ability to fully direct the operations, strategy, and capital allocation of Al Shola Gas notwithstanding QIND’s majority ownership and contractually-based control over Al Shola Gas and its board of directors.

Furthermore, even where QIND has the legal authority to direct the operations and affairs of Al Shola Gas as its majority shareholder, the Company’s ability to realize economic benefits therefrom is constrained by its own corporate relationship with QIND. The Company does not own 100% of QIND; accordingly, any distributions or value generated by Al Shola Gas must first flow through QIND – where the claims of QIND’s creditors (including the holders of QIND’s defaulted convertible promissory notes, described elsewhere in these risk factors), any minority interests in QIND, and QIND’s own operational needs may take priority before any residual value is available to the Company.

The combination of the Company’s indirect ownership, the layered governance structure, the 49% minority interest in Al Shola Gas, the concentrated revenue dependency on a single operating subsidiary, and QIND’s significant existing indebtedness and doubted ability to continue as a going concern creates a material risk that the Company will be unable to extract sufficient cash or realize sufficient value from Al Shola Gas to fund its corporate overhead, pursue its growth strategy, or achieve sustainable profitability, notwithstanding Al Shola Gas’s operational performance at the subsidiary level.

QIND may be in default under its agreement to acquire a majority interest in Al Shola Gas, which could result in loss of ownership of Al Shola Gas, costly dispute resolution or litigation, and other material adverse consequences.

QIND owes material payment and financing obligations to the individual shareholders of Al Shola Gas under the ASG Purchase Agreement. The total purchase price for QIND’s 51% interest in Al Shola Gas is $10,000,000, of which only $1,020,000 has been paid as of the date of this filing. There is a substantial basis for concluding that the Company’s November 2024 acquisition of QIND constitutes “completion of a Merger or Acquisition transaction with a National Exchange listed company” and was a trigger for QIND’s payment obligations under the ASG Purchase Agreement. If the Company’s acquisition of QIND is the triggering event, then as of the date of this filing, QIND’s obligations potentially due include: (i) up to approximately $5,625,000 in quarterly stock or cash tranches (five of eight tranches at $1,125,000 each); (ii) $1,000,000 in cash (due within 12 months of the trigger); $350,000 for vehicle facilitation (due within 90 days of the trigger); (iii) $2,000,000 from an equity or credit line (due within 90 days of the first full quarter following the trigger); and (iv) $2,200,000 in debt financing (which was arguably due from March 2024, as it is not contingent on an uplist or qualifying transaction). In the aggregate, QIND’s obligations potentially due total approximately $11,175,000. As of the date of this filing, QIND has paid only approximately $1,020,000, and has not made any of the required equity, credit or other required debt financing, representing a potential default on approximately $10,155,000 in its financial obligations under the ASG Purchase Agreement.

Based on the foregoing, QIND may be in default under the ASG Purchase Agreement. QIND’s ability to cure any default is doubtful given its recurring operating losses, net capital deficiency, going concern uncertainty, and existing defaults on all eight of its outstanding convertible promissory notes (with an aggregate balance of $2,480,676 as of March 31, 2026). Even if QIND is not required to return its 51% interest in Al Shola Gas to the sellers, QIND could be required to pay substantial monetary damages, which it may lack the resources to satisfy. Any judgment or arbitral award against QIND could result in liens on QIND’s assets (including its interest in Al Shola Gas), enforcement proceedings, or involuntary bankruptcy, any of which could impair or eliminate the value of the Company’s majority equity investment in QIND and require the Company to record material impairment charges. In addition, the costs of dispute resolution or litigation could further strain QIND’s limited financial resources and divert management attention from operations.

If QIND is in default under the ASG Purchase Agreement, the Company’s business, financial condition, results of operations, and prospects could be materially and adversely affected. Because the Company consolidates QIND’s financial results, any monetary damages, litigation costs, or impairment of QIND’s assets would be reflected directly in the Company’s consolidated financial statements. A material adverse change in QIND’s financial condition could also jeopardize the Company’s ability to satisfy Nasdaq’s continued listing requirements, including minimum stockholders’ equity or other financial standards, and could impair the Company’s ability to raise capital or pursue its acquisition strategy.

The conflict in Iran, which escalated sharply in late February 2026, poses material risks to our LPG distribution operations in Dubai.

As of the date of this filing, our business is subject to significant risks arising from the armed conflict involving the United States, Israel, and Iran, which has materially disrupted regional energy markets, critical infrastructure, and the maritime supply chains upon which our LPG distribution operations in the UAE fundamentally depend. The conflict, which escalated sharply beginning in late February 2026, resulted in the effective closure of the Strait of Hormuz – the world’s single most critical energy chokepoint – to most commercial shipping, with Iran threatening to fire on vessels attempting transit and commercial operators, major oil companies, and insurers having substantially withdrawn from the corridor. The closure was characterized as the largest disruption to global energy supply since the 1970s energy crisis. Approximately 20% of the world’s daily oil and LPG supply normally transits the Strait, and LPG supply chains are among the most acutely exposed commodities, with very limited alternative supply options available in the near term. Attacks by Iranian forces directly struck Dubai’s Jebel Ali port – the UAE’s principal maritime commercial hub – as well as Abu Dhabi port infrastructure and other UAE facilities, causing direct and material disruption to shipping and logistics operations in the UAE and posing risks to the safety and security of our employees, contractors, and physical assets. Iranian forces further threatened to designate the UAE’s al-Hosn gas field and additional UAE energy infrastructure as “direct and legitimate targets,” with Iranian state media calling for evacuation of personnel. The UAE’s Habshan complex – one of the world’s largest gas processing facilities – was forced to shut down following falling debris from intercepted missiles, and the Bab oilfield was targeted. These developments caused the Middle East Dubai crude benchmark to reach a record $166.80 per barrel and Brent crude to spike above $119 per barrel during the period of most intense hostilities.

On April 7–8, 2026, after more than five weeks of active hostilities, the United States and Iran agreed to a ceasefire that included Israel. On June 17, 2026, the presidents of the United States and Iran signed a memorandum of understanding (the “MOU”) that is intended to bring the conflict to a formal end within 60 days of signing. Under the terms of the MOU, Iran agreed to allow safe passage of commercial vessels through the Strait of Hormuz with no charge for 60 days, after which Iran and the Sultanate of Oman are to negotiate the future administration and maritime services in the Strait in discussion with other Persian Gulf littoral states. The MOU also establishes a 60-day negotiating window to address issues concerning Iran’s nuclear program, potential U.S. sanctions relief, and the release of frozen Iranian funds, and calls for an immediate end to all fighting, including in Lebanon. Oil prices declined significantly following the announcement of the MOU.

As of the date of this filing, however, the ceasefire and the MOU appear to have materially deteriorated and may be unraveling. In early July 2026, multiple commercial vessels were attacked in or near the Strait of Hormuz, the United States conducted renewed strikes against Iranian targets, the U.S. Treasury revoked a temporary sanctions waiver for Iranian oil exports, and President Trump stated that he believed the truce was “over.” Following those developments, traffic through the Strait slowed sharply. The Joint Maritime Information Center has raised the threat level for vessels transiting the Strait to “severe.” Traffic through the Strait of Hormuz remains highly volatile and well below pre-war levels. There can be no assurance that the ceasefire or the MOU will hold, that the Strait of Hormuz will be reopened on a sustained and commercially viable basis, that the MOU will remain operative, that Iran will not impose prohibitive transit fees or other restrictions, or that active hostilities will not resume or escalate into a broader regional conflict.

The conflict exposes our Dubai-based LPG distribution and related services business to a range of material and potentially severe operational, financial, and safety risks that could have a material adverse effect on our business, results of operations, financial condition, and prospects. Our ability to procure LPG at commercially viable prices and in sufficient volumes depends critically on regional supply chains and the continued operability of UAE port and infrastructure networks, all of which remain under stress. Importers across the Gulf have scrambled to reroute essential cargoes since the beginning of the period of active hostilities, with trucking costs from alternative ports projected to increase by multiples of standard ocean freight rates. Insurance premiums for vessels operating in and near the Strait of Hormuz have reached six-year highs since the beginning of the conflict, making transit economically unviable for many commercial operators and further constraining supply availability. Even assuming the ceasefire and MOU ultimately hold, LPG production facilities, refineries, and port infrastructure that have sustained damage may require years to repair, and the restoration of normal supply chains is expected to take substantial time. Iran’s stated intention to impose transit fees and its assertion of sovereignty over the Strait could fundamentally and permanently alter the economics of maritime energy supply in the Gulf region, which would have a direct adverse effect on our procurement costs. The war has also materially impaired broader economic activity in Dubai, including disruptions to aviation, tourism, trade, and retail, which could reduce demand for our services.

Additionally, we may be unable to pass increased procurement and logistics costs through to our customers in a timely manner, or at all, due to the terms of existing contracts, competitive dynamics, or regulatory constraints, which could compress our margins. We cannot predict whether the MOU will result in a durable peace, the terms on which the Strait of Hormuz will operate after the 60-day fee-free period, the timing or extent of any full restoration of normal commercial transit, or the duration and magnitude of economic disruption in the UAE and broader Gulf region. If the ceasefire collapses or the MOU fails to be implemented, or if Iran imposes prohibitive transit costs or resumes hostile actions against shipping or UAE infrastructure, our ability to source, transport, store, and distribute LPG, as well as to maintain continuity of our related services operations, could be significantly impaired. Any of these factors, individually or in combination, could materially and adversely affect our revenues, costs, and overall financial performance. We may also be required to invoke, or may become subject to, force majeure provisions in our supply and customer contracts, and there can be no assurance that such provisions will adequately protect our interests or mitigate our losses.

QIND has defaulted under its outstanding convertible promissory notes, and although QIND has entered into a forbearance agreement with the holder of two of those notes, QIND remains subject to acceleration of indebtedness, enforcement of security interests, dilutive conversions of outstanding amounts into shares of QIND’s common stock, and other material adverse consequences.

As of the date of this filing, all eight of QIND’s outstanding convertible promissory notes had matured and certain amounts due thereunder remained unpaid. These notes include: (i) a note in the original principal amount of $1,100,000, which matured on August 3, 2024 (the “First RB Capital Note”); (ii) a note in the original principal amount of $200,000, which matured on March 17, 2025 (together with the First RB Capital Note, the “RB Capital Notes”); (iii) a note in the original principal amount of $220,000, which matured on February 23, 2024; (iv) a note in the original principal amount of $550,000, which matured on December 16, 2023; (v) a note in the original principal amount of $35,000, which matured on or about August 6, 2024; (vi) a note in the original principal amount of $100,000, which matured on December 20, 2024; (vii) a note in the original principal amount of $71,500, which matured on February 21, 2025; and (viii) a note in the original principal amount of $405,000, which matured on July 4, 2025. Including accrued and unpaid interest, default interest, penalties, and other amounts that are owed, as of March 31, 2026, the total balance remaining under these notes was $2,480,676.

On July 10, 2026, QIND entered into a Promissory Note & Loan Modification and Forbearance Agreement with RB Capital Partners, Inc. (“RB Capital”), the holder of the RB Capital Notes (the “RB Capital Forbearance Agreement”). The RB Capital Forbearance Agreement recited that as of June 30, 2026, $1,587,439.64 was outstanding under the RB Capital Notes. The RB Capital Forbearance Agreement extends the term of the RB Capital Notes to March 1, 2028, requires RB Capital to forbear from exercising rights and remedies under the RB Capital Notes during the period from July 10, 2026 to the earlier of March 1, 2028, the occurrence of a default and expiration of all application grace and pure periods, or the effective date of any written agreement by the Company and RB Capital to terminate such forbearance period, and preserves RB Capital’s right to convert principal into QIND common stock at $1.00 per share in accordance with the terms of the RB Capital Notes. Further, the RB Capital Forbearance Agreement provides for QIND to pay RB Capital an aggregate payment amount of $1,675,000 in 19 monthly installments commencing on July 30, 2026 and ending on January 15, 2028, subject to a $30,000 timely payment discount if QIND timely makes each of the first 18 payments in full and no default has occurred or is continuing. Except as expressly modified by the RB Capital Forbearance Agreement, the RB Capital Notes remain in full force and effect, and the RB Capital Forbearance Agreement does not constitute a novation or accord and satisfaction of the indebtedness outstanding under the RB Capital Notes.

QIND’s failure to repay its promissory notes at maturity constituted an event of default under some or all of such notes. The consequences of such defaults, subject in the case of the two RB Capital notes to RB Capital’s forbearance obligations while the RB Capital Forbearance Agreement remains in effect and no uncured default exists thereunder, are material and include, among other things: (a) acceleration of the full outstanding principal amount plus accrued and unpaid interest; (b) accrual of default interest at elevated rates (ranging from 15% to 20% per annum, depending on the note); (c) in the case of the notes that matured on February 23, 2024 and February 21, 2025, the outstanding amount becoming immediately due and payable at 150% to 200% of the then-outstanding principal and accrued interest (not including default due only to non-payment of principal or interest when due); (d) in the case of the note that matured on or about August 6, 2024, assessment of a liquidated damages charge equal to 25% of the outstanding balance; (e) in the case of the note that matured on June 30, 2025, the outstanding principal amount increasing to 110% of the amount then due plus default interest at 16% per annum, and the holder gaining the right to convert the default amount into shares of QIND’s common stock at a conversion price equal to 80% of the average of the four lowest volume weighted average prices over the preceding 20 trading days, with full-ratchet anti-dilution protection; and (f) in the case of all notes containing conversion features, the right of holders to convert outstanding amounts into shares of QIND’s common stock at conversion prices that may be substantially below the then-current market price, resulting in significant dilution to existing shareholders, including us.

If QIND defaults under the RB Capital Forbearance Agreement and all applicable grace and cure periods expire, the forbearance period will terminate, the full unpaid portion of the payment amount will become immediately due in full, interest will accrue on the unpaid portion at 5% per annum, and RB Capital will be entitled, subject to the election-of-remedies provisions in the RB Capital Forbearance Agreement, to exercise remedies under the RB Capital Forbearance Agreement or the RB Capital Notes. Any conversion by RB Capital of principal under the RB Capital Notes would reduce the payment amount under the RB Capital Forbearance Agreement on a dollar-for-dollar basis, but would also result in the issuance of shares of QIND common stock and could dilute QIND’s existing shareholders, including us.

In addition, if conversion of the convertible notes causes us to cease to be the majority holder of QIND, then we may not consolidate its operations with ours. In such event, unless we are able to acquire another business with substantial operations, an immediate consequence would be that we may fail to meet applicable stock exchange listing standards, including with respect to minimum shareholders’ equity. In such event, we would become subject to delisting proceedings. For discussion of the potential adverse consequences to us upon being delisted, see “Risks Related to the Ownership of Our Securities – We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq.” In addition, our ability to pursue our strategy of operating as a diversified energy company and to generate revenue from operations may be fundamentally impaired, resulting in additional material adverse consequences to our financial position and results of operations.

Additionally, the note that matured on June 30, 2025 is a senior secured obligation of QIND, and default thereunder could result in the lender enforcing its rights, which could materially impair QIND’s operations and the value of QIND’s assets. The related loan agreement also contains cross-default provisions triggered by defaults on other material agreements, potentially compounding the adverse effects described above.

Several of these notes also contain most-favored-nation provisions, anti-dilution protections, and beneficial ownership limitations that, in the aggregate, could further complicate QIND’s ability to restructure or refinance this indebtedness. Although QIND has entered into the RB Capital Forbearance Agreement, there can be no assurance that QIND will be able to comply with its payment and other obligations thereunder, avoid additional defaults, negotiate additional forbearance agreements or waivers with other noteholders, refinance this indebtedness, or otherwise satisfy or restructure its obligations under these notes on terms acceptable to us and QIND, or at all. If QIND defaults under the RB Capital Forbearance Agreement or if the holders of any other notes elect to exercise their remedies, including acceleration, conversion at discounted prices, or enforcement of security interests, such actions could have a material adverse effect on QIND, and therefore, since QIND is our majority-owned subsidiary, could cause material adverse effects to our business, financial condition, results of operations, and the market price of our Class A Ordinary Shares, and could raise substantial doubt about our ability to continue as a going concern.

QIND is dependent on the Company and external financing to fund its operations, and there can be no assurance that such support will be repaid or available when needed.

As of March 31, 2026, QIND owed Fusion Fuel a total outstanding loan balance of $4,667,537. These loans may be used by QIND for working capital and corporate needs. Such loans are non-interest-bearing and have no required repayment date. We anticipate that we will continue to finance QIND in connection with the operations of Al Shola Gas. In addition, QIND plans to address cash flow deficits through additional borrowings and the sale of securities.

No assurance can be given that any such financing, or additional capital will be available, if and when required by QIND. Fusion Fuel’s ability to finance QIND’s needs depends on our financial condition and liquidity, which are subject to risks and uncertainties beyond the Company’s control. Similarly, our ability to raise capital through borrowings or securities sales may be constrained by adverse market conditions, deteriorating creditworthiness, regulatory limitations, or investor sentiment. If we are unable to obtain adequate financing for QIND, or to raise sufficient capital through borrowings or securities sales, we may be unable to fully fund our operations, or execute our business plan. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our gas distribution business is subject to numerous operational, regulatory and market risks that could adversely impact its financial performance and long-term viability.

The Company’s utility gas distribution business, primarily operated through Al Shola Gas, is subject to various operational, regulatory, and market risks that could adversely impact its financial performance and long-term viability. The distribution of utility gas involves significant logistical challenges, including supply chain dependencies, fluctuating commodity prices, and transportation risks. Any disruptions in the supply of gas due to geopolitical instability, supplier constraints, or global market fluctuations could result in increased costs or an inability to meet customer demand, negatively affecting revenue and profitability. Additionally, the business must maintain extensive infrastructure, including storage facilities, transport fleets, and distribution networks, all of which require continuous investment and maintenance. Unexpected equipment failures, regulatory compliance issues, or safety incidents could lead to operational delays, legal liabilities, or reputational harm.

Moreover, the gas distribution industry is highly regulated, with stringent safety and environmental requirements governing the storage, handling, and transportation of flammable and hazardous materials. Compliance with evolving regulations may require costly upgrades to infrastructure, operational adjustments, or additional licensing, increasing the Company’s expenses. Non-compliance with these regulations could result in fines, operational restrictions, or liability claims in the event of accidents or environmental hazards. Additionally, as governments worldwide advocate for decarbonization and renewable energy alternatives, demand for LPG and other traditional gas products may decline over time, forcing the Company to adapt its business model or risk revenue erosion. If the Company fails to effectively manage these risks, its gas distribution business could face financial strain, operational challenges, and reduced market competitiveness.

We are dependent on the availability of raw materials, parts, and components used in our products.

While we manufacture certain parts and components used in our products, we also require substantial amounts of raw materials and purchases of certain parts and components from suppliers. The availability of and prices for raw materials, parts and components may be subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, including due to geopolitical or civil unrest, unfavorable economic or industry conditions, labor disruptions, supply chain disruptions, catastrophic weather events, natural disasters, the occurrence of a contagious disease or illness, changes in exchange rates and prevailing price levels. Any change in the supply of, or price for, these raw materials or parts and components could materially affect us and our financial condition, results of operations and cash flow.

Increases in the price of commodities could impact the cost or price of our products, which could impact our ability to sustain and grow earnings.

The manufacturing processes for gas fuel consume significant amounts of raw materials, the costs of which are subject to worldwide supply and demand factors, as well as other factors beyond our control. Raw material price fluctuations may adversely affect our results. In the past raw material prices have experienced volatility. Commodity pricing has fluctuated over the past few years and may continue to do so in the future. Such fluctuations could have a material effect on our results of operations, balance sheets and cash flows and impact the comparability of our results between financial periods.

We may be subject to loss in market share and market acceptance as a result of performance failures, manufacturing errors, delays, or shortages.

There is a risk that, for unforeseen reasons, we may need to repair or replace products in use, or reimburse customers for products that fail to work or meet strict performance criteria. To date, we have encountered some product failures related to electronic and mechanical components in equipment and vehicles. These are either repaired under warranty, at cost to the customer, or through a relevant maintenance agreement.

Other disruptions in the supply chain process or product sales and fulfilment systems for any reason, including equipment malfunction, failure to follow specific protocols and procedures, supplier facility shut-downs, defective raw materials, wars and conflict, natural disasters such as hurricanes, tornadoes or wildfires, property damage from riots, other environmental factors, the impact of epidemics or pandemics, and actions by businesses, communities and governments in response, could lead to launch delays, product shortage, unanticipated costs, lost revenues and damage to our reputation.

We have taken steps to limit remedies for product failure to the repair or replacement of malfunctioning or non-compliant products or services and also attempt to exclude or minimize exposure to product and related liabilities by including in our standard agreements warranty disclaimers and disclaimers for consequential and related damages as well as limitations on our aggregate liability. From time to time, in certain sales transactions, we may negotiate liability provisions that vary from such standard forms. There is a risk that our contractual provisions may not adequately minimize our product and related liabilities or that such provisions may be unenforceable. We intend to carry product liability insurance, but the coverage we secure may not be adequate to cover potential claims. Moreover, to the extent we have to repair, reimburse, or expend funds to cover customer service issues, our results of operations will be negatively affected.

The markets in which we operate are highly competitive, which could reduce sales and operating margins.

Most of our products are sold in competitive markets. Maintaining and improving a competitive position will require continued investment in manufacturing, engineering, quality standards, marketing, customer service and support and distribution networks. We may not be successful in maintaining our competitive position. Our competitors may develop products and methods that are more efficient or may adapt quicker to new technologies or evolving customer requirements. We may not be able to compete successfully with existing competitors or with new competitors. Pricing pressures may require us to adjust the prices of products to stay competitive. Failure to continue competing successfully could reduce sales, operating margins, and overall financial performance.

A substantial decrease in the price of gas could significantly lower our gross profit or cash flow.

We distribute gas and, as a result, our business may be significantly affected by the price and supply of gas. When gas prices are lower, the prices that we charge customers for products may decline, which affects our gross profit and cash flow. The gas industry as a whole is cyclical and at times pricing and availability of gas can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, consolidation of steel producers, import duties and tariffs and currency exchange rates. When gas prices decline, customer demands for lower prices and our competitors’ responses to those demands could result in lower sale prices and, consequently, lower gross profit or cash flow.

If gas prices rise, we may be unable to pass along the cost increases to our customers.

We maintain inventories of gas to accommodate the lead time requirements of our customers. Accordingly, we purchase gas in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase gas are generally at prevailing market prices in effect at the time we place our orders. If gas prices increase between the time that we order gas and the time of delivery of such products to us, our suppliers may impose surcharges that require us to pay for increases in gas prices during such period. Demand for the gas we distribute, the actions of our competitors, and other factors will influence whether we will be able to pass such gas cost increases and surcharges on to our customers, and we may be unsuccessful in doing so. A failure to pass such costs on to customers may force us to use more working capital to cover the mismatch between supplier payments and customer payments, which may have an adverse effect our financial condition and results of operations.

We occasionally provide integrated gas distribution project management services in the form of long-term, fixed price contracts that may require us to assume additional risks associated with cost overruns, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

We occasionally provide integrated gas distribution project management services outside our normal discrete business in the form of long-term, fixed price contracts. Some of these contracts are required by our customers, primarily international gas companies. These services include acting as project managers as well as service providers and may require us to assume additional risks associated with cost overruns. These customers may provide us with inaccurate information in relation to their reserves, which is a subjective process that involves location and volume estimation, that may result in cost overruns, delays, and project losses. In addition, our gas distribution customers often operate in countries with unsettled political conditions, war, civil unrest, or other sources of disruption. These issues may also result in cost overruns, delays, and project losses.

Providing services on an integrated basis may also require us to assume additional risks associated with operating cost inflation, labor availability and productivity, supplier pricing and performance, and potential claims for liquidated damages. We rely on third-party subcontractors and equipment providers to assist us with the completion of these types of contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials in a timely manner and on reasonable terms, our ability to complete a project in accordance with stated deadlines or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate our customers for these delays. This may reduce the profit to be realized or result in a loss on a project.

Trends in gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, gas companies. The level of exploration, development, and production activity is directly affected by trends in gas prices, which historically have been volatile and are likely to continue to be volatile. Prices for gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for gas, market uncertainty, and a variety of other economic factors that are beyond our control. Given the long-term nature of many large-scale development projects, even the perception of longer-term lower gas prices by gas companies can cause them to reduce or defer major expenditures. Any prolonged reductions of commodity prices or expectations of such reductions could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Factors affecting the price of gas include:

●	the level of supply and demand for gas;

●	the cost of, and constraints associated with, producing and delivering gas;

●	governmental regulations and other actions, including economic sanctions and policies of governments regarding the exploration for and production and development of their gas reserves;

●	weather conditions, natural disasters, and health or similar issues, such as pandemics or epidemics;

●	worldwide political and military actions, and economic conditions, including potential recessions; and

●	increased demand for alternative energy and use of electric vehicles and increased emphasis on decarbonization, including government initiatives to promote the use of renewable energy sources and public sentiment around alternatives to fossil fuels such as gas.

Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our gas distribution business, consolidated results of operations, and consolidated financial condition.

Our gas distribution business is directly affected by changes in capital expenditures by our customers, and reductions in their capital spending could reduce demand for our services and products and have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. Some of the items that may impact our customers’ capital spending include:

●	gas prices, which are impacted by the factors described in the preceding risk factor;

●	the inability of our customers to access capital on economically advantageous terms, which may be impacted by, among other things, a decrease of investors’ interest in hydrocarbon producers because of environmental and sustainability initiatives;

●	changes in customers’ capital allocation, including an increased allocation to the production of renewable energy or other sustainability efforts, leading to less focus on gas production growth;

●	restrictions on our customers’ ability to get their gas to market due to infrastructure limitations;

●	consolidation of our customers;

●	customer personnel changes;

●	elections by customers to defer payments beyond our invoice due dates; and

●	adverse developments in the business or operations of our customers, including write-downs of gas reserves and borrowing base reductions under customers’ credit facilities.

Constraints in the supply of, prices for, and availability of transportation of raw materials can have a material adverse effect on our gas distribution business and consolidated results of operations.

Raw materials essential to our gas distribution operations and manufacturing, such as proppants (primarily sand), chemicals, metals, and gels, are normally readily available. Shortages of raw materials as a result of high levels of demand or loss of suppliers can trigger constraints in the supply chain of those raw materials, particularly where we have a relationship with a single supplier for a particular resource. Many of the raw materials essential to our business require the use of rail, storage, and trucking services to transport the materials to our job sites. These services, particularly during times of high demand, may cause delays in the arrival of or otherwise constrain our supply of raw materials. These constraints could have a material adverse effect on our business and consolidated results of operations. In addition, price increases imposed by our vendors for raw materials and transportation providers used in our business, and the inability to pass these increases through to our customers, could have a material adverse effect on our business and consolidated results of operations.

Demand for the products we distribute could decrease if the manufacturers of those products were to sell a substantial amount of goods directly to end users in the markets we serve.

Our products are purchased through distributors and not directly from manufacturers. If those customers were to purchase the products that we sell directly from manufacturers, or if manufacturers sought to increase their efforts to sell directly to end users, our business, results of operations and financial condition could be materially and adversely affected. These or other developments that remove us from, or limit our role in, the distribution chain, may harm our competitive position in the marketplace and reduce our sales and earnings.

Price reductions by suppliers of gas products sold by us could cause the value of our inventory to decline. Also, such price reductions could cause our customers to demand lower sales prices for these products, possibly decreasing our margins and profitability on sales to the extent that our inventory of such products was purchased at the higher prices prior to supplier price reductions, and we are required to sell such products to our customers at the lower market prices.

The value of our gas products inventory could decline as a result of price reductions by manufacturers of products sold by us. There is no assurance that a substantial decline in product prices would not result in a write-down of our inventory value. Such a write-down could have a material adverse effect on our financial condition. Also, decreases in the market prices of products sold by us could cause customers to demand lower sale prices from us. These price reductions could reduce our margins and profitability on sales with respect to such lower-priced products. Reductions in our margins and profitability on sales could have a material adverse effect on our business, results of operations, and financial condition.

Our operations are subject to hazards inherent in the gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

Risks inherent to the gas industry, such as equipment malfunctions and failures, equipment misuse and defects, explosions and uncontrollable flows of gas and natural disasters, can cause personal injury, loss of life, suspension of operations, damage to facilities, business interruption and damage to or destruction of property, equipment, and the environment. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees, and regulators. In particular, our customers may elect not to purchase our services if they view our safety record as unacceptable, which could cause us to lose customers and substantial revenues. In addition, these risks may be greater for us because we may acquire companies that have not allocated significant resources and management focus to safety and have a poor safety record requiring rehabilitative efforts during the integration process.

Our customers could seek damages for losses associated with these errors, defects, or other performance problems. Our insurance policies may not be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable. Moreover, even if we are successful in defending a claim, it could be time-consuming and costly to defend.

We are subject to increased risks associated with our investments in emerging markets, particularly in the Middle East region and specifically in the UAE. These risks encompass significant political, social, and economic uncertainties in the region. Given the volatile nature of these markets, instabilities in these regions could significantly adversely affect the value of our investments.

Our gas operations are conducted, and our gas assets are located in, the UAE, which is defined as an emerging market. There is no assurance that any political, social, economic or market conditions affecting countries in the Middle East region would not have a material adverse effect on our business, results of operations and financial condition.

Specific risks in the Middle East region that may have a material impact on our business, results of operations and financial condition include:

●	an increase in inflation and the cost of living;

●	a devaluation in the currency of any country in which we have operations;

●	external acts of warfare and civil clashes or other hostilities involving nations in the region;

●	governmental actions or interventions, including tariffs, protectionism, and subsidies;

●	difficulties and delays in obtaining governmental or other approvals, new permits and consents for our operations or renewing existing ones;

●	potential lack of transparency or reliability in jurisdictions where we operate;

●	cancellation of contractual rights;

●	lack of infrastructure;

●	expropriation or nationalization of assets;

●	inability to repatriate profits and/or dividends;

●	continued regional political instability and unrest, including government or military regime change, riots or other forms of civil disturbance or violence, including through acts of terrorism;

●	military strikes or the outbreak of war or other hostilities involving nations in the region;

●	a material curtailment of the industrial and economic infrastructure development that is currently underway across the Middle East region;

●	increased government regulations, or adverse governmental activities, with respect to price, import and export controls, the environment, customs and immigration, capital transfers, foreign exchange and currency controls, labor policies, land and water use and foreign ownership;

●	changing tax regimes, including the imposition of taxes in currently tax favorable jurisdictions;

●	arbitrary, inconsistent, or unlawful government action, including capricious application of tax laws and selective tax audits;

●	limited availability of capital or debt financing; and

●	slowing regional and global economic environment.

Any unexpected changes in these or other political, social, economic, or other conditions in which we operate in the UAE or neighboring countries may have a material adverse effect on our business, results of operations and financial condition. It is not possible to predict the occurrence of events or circumstances such as or like those outlined above or the impact of such occurrences and no assurance can be given that we would be able to achieve profitable operations if such events or circumstances were to occur.

Investors should also be aware that emerging markets are subject to greater risks than more developed markets, including in some cases significant legal, economic, and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, considering those risks, their investment is appropriate. Generally, investment in developing markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

To the extent that economic growth or performance in the countries in which we operate slows or begins to decline, or political conditions become sufficiently unstable to have a material adverse effect on our operations, our business, financial condition, and results of operations may be materially adversely affected.

We are exposed to risks from potentially unpredictable legal and regulatory environments in the UAE and Middle East region.

We currently operate in the UAE, an emerging market economy, which is in various stages of developing legal and regulatory systems that are not yet as fully matured and/or established as those of Western Europe and the United States. Some emerging market countries are also in the process of transitioning to a market economy and, as a result, are experiencing changes in their economies and their government policies (including, without limitation, policies relating to foreign ownership, repatriation of profits, property and contractual rights and planning and permit granting regimes) that may affect our business in those countries. Such countries are also characterized by less comprehensive legal and regulatory environments and systems. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Such anomalies could affect our ability to enforce our rights under our contracts or to defend our business against claims by others.

There can be no assurance that if laws or regulations were imposed on the products and services offered by us it would not increase our costs, or adversely affect the way in which we conduct our business or otherwise have a material adverse effect on our results of operations and financial condition.

Any of the above factors, alone or in combination, may have a material adverse effect on our business, results of operations and financial condition.

We are exposed to risks arising from potential changes in the UAE’s visa legislation, which could adversely impact our business operations.

Any restrictive changes to the UAE’s visa policies may discourage foreign nationals from choosing to live, work, and invest in the UAE, which would have an adverse effect on our ability to attract skilled personnel, our business, results of operations and financial condition.

We are subject to risks associated with potential unlawful or arbitrary governmental actions in the UAE, which could negatively impact our operations and financial performance.

Governmental authorities in the UAE may have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Such governmental action could include, among other things, the withdrawal of building permits, the expropriation of property without adequate compensation or the forcing of business acquisitions, combinations, or sales. Any such action taken may have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risk of international sanctions, which could significantly impact our business activities, results of operations and financial condition.

European, U.S. and other international sanctions have in the past been imposed on companies engaging in certain types of transactions with specified countries or companies or individuals in those countries. Companies operating in certain countries in the Middle East region have been subject to such sanctions in the past. The UAE is not subject to such sanctions as of the date of this filing. The terms of legislation and other rules and regulations that establish sanctions regimes are often broad in scope and difficult to interpret.

If the UAE were in the future to violate European, U.S. or international sanctions, penalties could include a prohibition or limitation on the UAE’s ability to conduct business in certain jurisdictions or to access the U.S. or international capital markets. Any such sanction could have a material adverse effect on our business, results of operations and financial condition.

The sale of our products involves potential product liability and related risks that could expose us to significant insurance and loss expenses.

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury. Any product liability claim may increase our costs and adversely affect our revenue and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles for our insurances and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

Risks Related to the Ownership of Our Securities

We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq.

We must meet certain financial and liquidity criteria to maintain our listing on Nasdaq. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s continued listing standards, the Class A Ordinary Shares may be delisted. In addition, our Board of Directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing.

In the past, we received notices of noncompliance with the Nasdaq listing rules, including Nasdaq Listing Rule 5550(b)(1), requiring minimum stockholders’ equity of $2,500,000, Nasdaq Listing Rule 5620(a), requiring the Company to hold an annual shareholder meeting, and Nasdaq Listing Rule 5550(a)(2), requiring the Company to have a minimum bid price of $1.00. Although we have since been found to regain compliance with these rules by the relevant Nasdaq staff, there is no assurance that we will be able to continue to meet these or other requirements of the Nasdaq listing rules in order to maintain the listing of the Class A Ordinary Shares.

A delisting of the Class A Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class A Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Class A Ordinary Shares. The delisting of the Class A Ordinary Shares could significantly impair our ability to raise capital and the value of any investment in our securities. If Nasdaq delists the Class A Ordinary Shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Class A Ordinary Shares;

●	a reduced level of trading activity in the secondary trading market for the Class A Ordinary Shares;

●	a limited amount of news and analyst coverage;

●	a decreased ability to issue additional securities or obtain additional financing in the future;

●	stamp duty may be chargeable on transfers of Class A Ordinary Shares at a rate of 1% of the greater of the price paid or market value of the Class A Ordinary Shares transferred; and

●	our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sell securities.

Our operating results and share price may fluctuate, and you could lose all or part of your investment.

Our operating results are likely to fluctuate as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of the Class A Ordinary Shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above the price you paid or at all. Our operating results and the trading price of the Class A Ordinary Shares may fluctuate in response to various factors, including:

●	market conditions in the broader stock market;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products or services by us or our competitors;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	changes in debt ratings;

●	results of operations that vary from expectations of securities analysts and investors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	strategic actions by us or our competitors;

●	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;

●	sales, or anticipated sales, of large blocks of the Class A Ordinary Shares;

●	additions or departures of key personnel;

●	regulatory, legal, or political developments;

●	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	litigation and governmental investigations;

●	changing economic conditions;

●	changes in accounting principles; and

●	other events or factors, including those from natural disasters, pandemics, wars, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for the Class A Ordinary Shares to fluctuate substantially. While we believe that operating results for any particular period are not necessarily a meaningful indication of future results, fluctuations in our operating results could limit or prevent investors from readily selling the Class A Ordinary Shares and may otherwise negatively affect the market price and liquidity of the Class A Ordinary Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We do not intend to declare or pay cash dividends on the Class A Ordinary Shares, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Irish law.

We have not declared or paid any cash dividends on the Class A Ordinary Shares since our formation and do not currently intend to pay cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the sole discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our Board of Directors deems relevant, and subject to compliance with applicable laws, including the Irish Companies Act, which requires Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend. Distributable reserves are the accumulated realized profits of the Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital. Unless the Company creates sufficient distributable reserves from its business activities, the creation of such distributable reserves would involve a reduction of the Company’s share premium account or other undenominated capital account, which would require the approval of (i) 75% of our shareholders present and voting at a shareholder meeting, and (ii) the Irish High Court. In the event that we do not undertake a reduction of capital to create distributable reserves, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as the Company has created sufficient distributable reserves from its business activities. The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of the Company. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland.

Moreover, even if we are or become able to declare and pay dividends, we expect to retain all earnings, if any, generated by our operations for the development and growth of our business. Therefore, you are not likely to receive any dividends on the Class A Ordinary Shares for the foreseeable future.

As a result, the success of an investment in the Class A Ordinary Shares will depend upon any future appreciation in our value and investors may need to sell all or part of their holdings of Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the Class A Ordinary Shares will appreciate in value or even maintain the price at which our shareholders have purchased the Class A Ordinary Shares. If the price of the Class A Ordinary Shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends. Investors seeking cash dividends should not purchase Class A Ordinary Shares.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the Class A Ordinary Shares, and, in turn, the dollar proceeds that holders receive from the sale of the Class A Ordinary Shares.

In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.

The Company does not intend to pay dividends on its capital stock in the foreseeable future. If the Company were to declare and pay dividends, in certain limited circumstances, dividend withholding tax may arise in respect of dividends paid on the Class A Ordinary Shares. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and other countries with which Ireland has entered into a double tax treaty may be entitled to exemptions from dividend withholding tax.

The Irish Revenue Commissioners have confirmed that shareholders resident in the U.S. that hold their Class A Ordinary Shares through DTC will not be subject to dividend withholding tax, provided the addressees of the beneficial owners of such Class A Ordinary Shares in the records of the brokers holding such Class A Ordinary Shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by the Company). However, other holders of Class A Ordinary Shares may be subject to dividend withholding tax.

Class A Ordinary Shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of Class A Ordinary Shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Class A Ordinary Shares will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold in respect of taxable gifts or inheritances received from their parents.

A transfer of the Class A Ordinary Shares, other than one effected by means of the transfer of book-entry interests in DTC, may be subject to Irish stamp duty.

Transfers of the Class A Ordinary Shares effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty. It is anticipated that the majority of the Class A Ordinary Shares will be traded through DTC by brokers who hold such shares on behalf of customers. However, if Class A Ordinary Shares are held directly rather than beneficially through DTC, any transfer of these Class A Ordinary Shares could be subject to Irish stamp duty. Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of our securities.

If the Class A Ordinary Shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares may be disrupted.

The facilities of DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. The Class A Ordinary Shares are eligible for deposit and clearing within the DTC system. On December 10, 2020, we entered into arrangements with DTC whereby we agreed to indemnify DTC for any Irish stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Class A Ordinary Shares and, in consideration for such indemnification, DTC agreed to accept the Class A Ordinary Shares for deposit and clearing within its facilities.

However, although DTC has initially accepted the Class A Ordinary Shares, it generally will have discretion to cease to act as a depository and clearing agency for the Class A Ordinary Shares. If DTC determines at any time that the Class A Ordinary Shares are not eligible for continued deposit and clearance within its facilities, then we believe the Class A Ordinary Shares would not be eligible for continued listing on a U.S. securities exchange and trading in the Class A Ordinary Shares would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the trading price of the Class A Ordinary Shares.

Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.

The Company is a company formed under the laws of Ireland, all of its properties are located outside of the United States, a majority of our directors and officers are not U.S. citizens and reside outside of the United States and all our assets are and are likely in the future to be located outside of the United States. As a result, it may not be possible to serve process on our directors and officers, or us, in the United States or to enforce court judgments obtained in the United States against these individuals or us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland. A judgment obtained against us will be enforced by the courts of Ireland if the following general requirements are met:

●	U.S. courts must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

●	the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it.

A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. But where the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that in the meantime the judgment may not be actionable in Ireland. It remains to be determined whether a final judgment given in default of appearance is final and conclusive. Irish courts may also refuse to enforce a judgment of the U.S. courts that meets the above requirements for one of the following reasons:

●	the judgment is not for a definite sum of money;

●	the judgment was obtained by fraud;

●	the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice;

●	the judgment is contrary to Irish public policy or involves certain U.S. laws that will not be enforced in Ireland; or

●	jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules.

As an Irish company, we are principally governed by Irish law, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Shareholders should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in the United States.

Our corporate affairs will be governed by the Company’s constitution, the Irish Companies Act, and the common law of Ireland. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Irish law are governed by the Irish Companies Act and the common law of Ireland. The rights of the Company’s shareholders and the fiduciary responsibilities of our directors and officers under Irish law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Ireland has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

Accordingly, holders of the Class A Ordinary Shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

An investment in our securities may result in uncertain U.S. federal income tax consequences.

An investment in our securities may result in uncertain U.S. federal income tax consequences. See Item 10.E. Taxation. “Anticipated Material U.S. Federal Income Tax Consequences to U.S. Holders of Company Securities” of the Annual Report. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when purchasing, holding and disposing of our securities.

As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of the shareholders of the Company, which may limit the Company’s flexibility to manage its capital structure.

Irish law generally provides that a board of directors may allot and issue shares (or rights to subscribe for or convert into shares) if authorized to do so by a company’s constitution or by an ordinary resolution. Such authorization may be granted for up to the maximum of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution. The Company’s constitution authorized the Board of Directors of the Company to allot shares up to the full amount of the Company’s authorized but unissued share capital until December 31, 2023. At the Company’s annual general meeting in September 2023, the shareholders granted the Board of Directors of the Company the authority to allot shares up to 20% of the Company’s authorized but unissued share capital until December 31, 2024. At an extraordinary general meeting of the Company in March 2024, the shareholders extended this authority and granted the Board of Directors of the Company the authority to allot shares up to the full amount of the Company’s authorized but unissued share capital until March 19, 2029. At the Company’s annual general meeting in June 2025, the shareholders granted the Board of Directors of the Company to allot shares up to the full amount of the Company’s authorized but unissued share capital until June 25, 2030. At the Company’s extraordinary general meeting in November 2025, the shareholders granted the Board of Directors of the Company to allot shares up to the full amount of the Company’s authorized but unissued share capital until November 6, 2030. This authorization will therefore need to be renewed by ordinary resolution by November 6, 2030 unless otherwise renewed prior thereto. Under Irish law, an allotment authority may be given for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or for less than the maximum permitted number of shares being sought or approved.

While Irish law also generally provides shareholders with pre-emptive rights when new shares are issued for cash, it is possible for the Company’s constitution, or for shareholders of the Company in a general meeting, to exclude such pre-emptive rights. Following the Company’s extraordinary general meeting in March 2024, pre-emptive rights are currently excluded until March 19, 2029. This exclusion will need to be renewed by special resolution by March 19, 2029 unless otherwise renewed prior thereto.

Provisions of the Company’s constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of the Class A Ordinary Shares.

The Company’s constitution, together with certain provisions of the Irish Companies Act, could delay, defer or prevent a third party from acquiring us, even where such a transaction would be beneficial to the holders of the Class A Ordinary Shares, or could otherwise adversely affect the market price of the Class A Ordinary Shares. For example, certain provisions of the Company’s constitution:

●	require that our Board of Directors be classified into three classes of directors with staggered three-year terms;

●	permit our Board of Directors to establish the number of directors and fill any vacancies and newly created directorships;

●	permit our Board of Directors to issue preferred shares with such rights and preferences as they may designate, subject to applicable law;

●	permit our Board of Directors to adopt a shareholder rights plan upon such terms and conditions as it deems expedient and in our best interests; and

●	impose advance notice requirements for shareholder proposals and director nominations to be considered at annual shareholder meetings.

We believe these provisions, if implemented in compliance with applicable law, may provide some protection to holders of ordinary shares from coercive or otherwise unfair takeover tactics. These provisions are not intended to make us immune from takeovers. They will, however, apply even if some holders of Class A Ordinary Shares consider an offer to be beneficial and could delay or prevent an acquisition that our Board of Directors determines is in the best interest of the holders of Class A Ordinary Shares. Certain of these provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, mandatory provisions of Irish law could prevent or delay an acquisition of the Company by a third party. For example, Irish law does not permit shareholders of an Irish public limited company to take action by written consent with less than unanimous consent. Furthermore, an effort to acquire us may be subject to various provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in Class A Ordinary Shares in certain circumstances.

Irish law differs from the laws in effect in the United States with respect to defending unwanted takeover proposals and may give our Board of Directors less ability to control negotiations with hostile offerors.

Attempted takeovers of the Company will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel. Accordingly, the Company’s Board of Directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Due to the listing of the Class A Ordinary Shares on Nasdaq, the Company is subject to the Irish Takeover Rules, under which the Company is not permitted to take certain actions that might “frustrate” an offer for Class A Ordinary Shares once the Board of Directors has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders or the consent of the Irish Takeover Panel. This could limit the ability of the Company’s Board of Directors to take defensive actions even if it believes that such defensive actions would be in our best interests or the best interests of our shareholders.

The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field. For example, pursuant to the Irish Takeover Rules, the Board of Directors of the Company will not be permitted, without shareholder approval, to take certain actions which might frustrate an offer for Class A Ordinary Shares once the Board of Directors of the Company has received an approach that might lead to an offer or has reason to believe that an offer is, or may be, imminent.

Under the Irish Takeover Rules, if an acquisition of Class A Ordinary Shares were to increase the aggregate holdings of the acquirer (together with its concert parties) to 30% or more of the voting rights of the Company, such acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding Class A Ordinary Shares at a price not less than the highest price paid by such acquirer or its concert parties for Class A Ordinary Shares during the previous 12 months. This requirement would also be triggered by the acquisition of Class A Ordinary Shares by any person holding (together with its concert parties) between 30% and 50% of the voting rights of the Company if the effect of such acquisition were to increase that person’s voting rights by 0.05% within a 12-month period.

Anti-takeover provisions in the Company’s constitution could make an acquisition of the Company more difficult. As discussed in the preceding risk factor, the Company’s constitution contains provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of Class A Ordinary Shares, adversely affect the market price of Class A Ordinary Shares, and adversely affect the voting and other rights of shareholders of the Company.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis and disclose material events on Forms 6-K furnished to the SEC. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. We have elected to follow corporate governance practices under Irish law in lieu of the requirements of Nasdaq Listing Rules 5635(a), 5635(b), 5635(c), and 5635(d)(2), which require companies to obtain shareholder approval prior to, respectively:

●	the issuance of securities in connection with the acquisition of the stock or assets of another company if (1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash: (A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or Substantial Shareholder (as defined by Nasdaq Listing Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more;

●	the issuance of securities when the issuance or potential issuance will result in a change of control of the Company;

●	the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except in certain circumstances; or

●	conducting a transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the Class A Ordinary Shares or 20% or more of the voting power outstanding before the issuance at a price that is less than a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

In addition, we have elected to follow corporate governance practices under Irish law in lieu of the requirements of Nasdaq Listing Rules 5620(a), which provides that a listed company which is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq, and 5620(b), which sets forth the circumstances in which a listed company which is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock.

Irish law and generally accepted business practices in Ireland do not necessarily require that shareholders approve the types of transactions requiring shareholder approval under Nasdaq Listing Rules 5635(a), 5635(b), 5635(c), and 5635(d)(2), or that companies solicit proxies or provide proxy statements, or comply with a quorum requirements required under Nasdaq Listing Rules 5620(a) and 5620(b). As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq and may not have the same protections afforded to shareholders of other companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we qualified as a foreign private issuer as of June 30, 2025, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we were to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS as required by Irish law. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”), for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the composition of our income and assets during 2025 and the value of our assets, including the application of the look-through rules to our majority-owned subsidiary, Quality Industrial Corp., we do not believe we were a PFIC for the taxable year ended December 31, 2025.

However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for any future taxable year. In particular, the Company has indirectly acquired royalty interests in uranium projects. Royalty income is generally treated as passive income for PFIC purposes, and assets held for the production of royalty income are generally treated as passive assets. Accordingly, the consummation of such transactions could cause the Company to be a PFIC for the taxable year in which such transactions are consummated and for subsequent taxable years, depending on the value of the royalty assets relative to the Company’s other assets and the composition of the Company’s income following such transactions. Notwithstanding the foregoing, nothing in this risk factor should be construed to mean that the Company will generate any significant revenue from any of the royalties held by Royal Uranium.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor, including (i) the treatment of all or a portion of any gain on disposition of the Class A Ordinary Shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the obligation to comply with certain reporting requirements.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Class A Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Class A Ordinary Shares.

Substantial future sales or issuances of the Class A Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the Class A Ordinary Shares, or the perception in the public markets that these sales or issuances may occur, may depress our stock price. Also, future issuances of the Class A Ordinary Shares or rights to purchase Class A Ordinary Shares could result in additional dilution of the percentage ownership of our shareholders and could cause our stock price to fall.

The conversion or exercise of our outstanding convertible or exercisable securities and resale of the underlying Class A Ordinary Shares, and any other future issuances of the Class A Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the Class A Ordinary Shares, would result in a decrease in the ownership percentage of existing shareholders, i.e., dilution, which may cause the market price of the Class A Ordinary Shares to decline. We cannot predict the effect, if any, of future issuances, conversions, or exercises of our securities, on the price of the Class A Ordinary Shares. In all events, future issuances of the Class A Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities are likely to occur, or the perception that holders of securities convertible or exercisable for Class A Ordinary Shares are likely to sell their securities, could adversely affect the market price of the Class A Ordinary Shares. The effect of such dilution may be magnified as to all shares that are not or may eventually not be subject to restrictions on resale as enumerated below.

On November 18, 2024, the Company entered into the QIND Purchase Agreement among the Company, QIND, Ilustrato, and the other QIND Sellers. Under the QIND Purchase Agreement, the QIND Sellers agreed to sell 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND, constituting approximately 69.36% of the capital stock of QIND, to the Company. In exchange, the Company was required to issue the QIND Ordinary Shares Consideration, constituting 19.99% of the issued and outstanding Class A Ordinary Shares on the date of the QIND Purchase Agreement, and an aggregate of 4,171,327 Series A Preferred Shares to the QIND Sellers. On November 26, 2024, the conditions to the QIND Closing were satisfied in all material respects. As a result, the Company issued the QIND Ordinary Shares Consideration and 4,171,327 Series A Preferred Shares. The Series A Preferred Shares Conversion, in which the Series A Preferred Shares will automatically convert into 1,191,812 Class A Ordinary Shares, subject to adjustment, will occur upon the later of (i) the Series A Conversion Shareholder Approval and (ii) the clearance of an initial listing application filed by the Company with Nasdaq. The Series A Shareholder Conversion Shareholder Approval was obtained at the Company’s Extraordinary General Meeting held on June 8, 2026. The Company has not submitted or cleared the initial listing application required to trigger the conversion of the Series A Preferred Shares as of the date hereof. If such condition for the Series A Preferred Shares Conversion occurs, the Company will be required to issue 1,191,812 Class A Ordinary Shares, which may cause dilution to our shareholders existing prior to the Series A Preferred Shares Conversion.

We also expect that significant additional capital may be needed in the future to continue our planned operations, including expanding research and development, hiring new personnel, marketing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell Class A Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell Class A Ordinary Shares, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

Future issuances of debt securities, which would rank senior to the Class A Ordinary Shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to the Class A Ordinary Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in the Class A Ordinary Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of the Class A Ordinary Shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of Class A Ordinary Shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of the Class A Ordinary Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in the Class A Ordinary Shares.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding the Class A Ordinary Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of the Class A Ordinary Shares could decline.

The trading market for the Class A Ordinary Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades the Class A Ordinary Shares, changes their opinion of the Class A Ordinary Shares, or publishes inaccurate or unfavorable research about our business, the price of the Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for the Class A Ordinary Shares could decrease and we could lose visibility in the financial markets, which could cause the Class A Ordinary Shares’ price and trading volume to decline. In addition, we may be expected to provide various measures of financial guidance, possibly including guidance related to non-GAAP financial measures, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of the Class A Ordinary Shares could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

An active trading market of the Class A Ordinary Shares may not be sustained, and investors may not be able to resell their Class A Ordinary Shares at or above the price for which they purchased such securities.

An active trading market for the Class A Ordinary Shares may not be sustained. In the absence of an active trading market for the Class A Ordinary Shares, investors may not be able to sell their Class A Ordinary Shares at or above the price they paid at the time that they would like to sell. In addition, an inactive market may impair our ability to raise capital by selling shares or equity securities and may impair our ability to acquire business partners by using the Class A Ordinary Shares as consideration, which, in turn, could harm our business.